July 10, 2008

VIA EDGAR AND FEDEX
Securities and Exchange Commission
Division of Corporation Finance
Station Place
100 F Street, N.E.
Washington, DC 20549
Attn: Edwin Kim

Re:	Yuhe International, Inc.
Amendment No. 1 to Registration Statement on Form S-1
Filed May 12, 2008
File No. 333-150836

Dear Mr. Kim:

On behalf of Yuhe International, Inc. (the “Company”), we are responding to the letter from the Staff of the Securities and Exchange Commission (the “Commission”) dated June 11, 2008 commenting on the Registration Statement on Form S-1 filed on May 12, 2008 (the “Registration Statement”).

We have provided four courtesy copies of Amendment No. 1 to the Registration Statement on Form S-1 (“Amendment No. 1”), clean and marked to show changes from the Registration Statement filed on May 12, 2008, along with this response letter for your review. For your convenience, we have repeated each comment from the Staff’s June 11, 2008 letter immediately prior to our responses below. For your convenience, we pointed out the page numbers of Amendment No. 1 where the revisions appear. The page numbers are the page numbers of the document as filed in EDGAR.

General

1.
Throughout the prospectus, it is unclear when the company refers to itself as “we” or “us,” whether it is referring to Yuhe International, Inc., or the operating entities that merged into Yuhe International, Inc., on March 12, 2008. Please revise to clarify. Also, the registration statement refers to “Yuhe” on pages 36, 39, and elsewhere. Please clarify if “Yuhe” refers to Yuhe International, Inc., Yuhe Group, Weifang Yuhe Poultry Co. Ltd (“PRC Yuhe” or “Weifang Yuhe”, or the “Yuhe” brand.

The Company notes the Staff’s comment and has amended the Registration Statement to state that “we,” “us” and “Yuhe” refers to the Registrant, Yuhe International, Inc., and the subsidiaries under its control, except in the “Management’s Discussion And Analysis And Results of Operation” where all historical financial information prior to March 12, 2008 refers to PRC Yuhe, which includes the accounts of Taihong. We have unified the uses of these terms throughout the Registration Statement. We have also added more information under the heading “Company Information” in the Prospectus Summary to clarify the ownership of the subsidiaries under the control of Yuhe.

2.	Please clarify the current roles of the Yuhe Group, Gao Zhenbo (brother of Gao Zhentao), Sun Haoguo, and Kunio Yamamoto with respect to the company.

The Company notes the Staff’s comment and advises that:-

Yuhe Group no longer owns any interest in the Company or its subsidiaries. Yuhe Group transferred all of its interest in Taihong to PRC Yuhe in a reorganization of equity interests as described on page 33 of Amendment No. 1.

Gao Zhenbo, brother of Gao Zhentao, chief executive officer of the Company, is one of the shareholders of Yuhe Food Group Co., Ltd, holding 10% of its shares. Mr. Gao Zhenbo does not have any relationship with the Company.

Sun Haoguo does not have any relationship with either Yuhe Food Group Co., Ltd. or the Company.

Kunio Yamamoto does not have any relationship with the Company prior to the date of the Equity Transfer Agreement with us. After the corporate reorganization of the China businesses but before the date of the Equity Transfer Agreement and private placement of the Company’s common stock on March 12, 2008, Mr. Yamamoto was the sole shareholder of Bright Stand International Limited and owns 49% voting interest in the Company. Other than that, Mr. Yamamoto does not have any role in Weifang Yuhe Poultry Co. Ltd.

The Company respectfully advises the Staff that changes have been made on page 33 of Amendment No. 1:-

“Bright Stand entered into a share transfer agreement with all the existing shareholders of PRC Yuhe on October 18, 2007 to acquire all the equity of PRC Yuhe with cash consideration equal to the appraised fair market value of PRC Yuhe in the amount of RMB 81,450,000, or $11,306,522. The sellers of PRC Yuhe included Yuhe Group, Mr. Gao Zhentao and Mr. Gao Zhenbo. Bright Stand obtained the approval from the Shandong Provincial counterpart of the Ministry of Commerce for this transaction on November 9, 2007, and the acquisition closed on January 31, 2008.

“....Immediately following the date of the Equity Transfer Agreement, Mr. Yamamoto held 126,857,134 shares, equivalent to 8,626,236 post-split shares, of our common stock. Neither Halter Financial nor Mr. Yamamoto had any role in identifying the accredited investors who purchased our unregistered securities on March 12, 2008.”

3.
On the company’s organizational chart on its website, it refers to a “Supervisory Board” and “Shareholder’s Congress.” With a view to disclosure, advise us what these entities are and whether and how you refer to them in the Form S-1.

The Company notes the Staff’s comment and advises that:-

As required by PRC Company Law (2005), each of PRC Yuhe and Taihong, as PRC companies, must establish a "Supervisory Board" and a "Shareholder Congress" as its internal corporate organs.

(i) Shareholder Congress.

Shareholder Congress comprises all the shareholder(s) of a PRC company and is the organ with the highest authority. Its authority is higher than that of both the Board of Directors and the Supervisory Board. The Shareholder Congress of a PRC company would be comparable to the holders of voting securities, such as common stock, of a corporation in the United States.

As stipulated by PRC Company Law (2005), the Shareholder Congress has, among others, the following powers or functions:

1. to elect and replace directors and supervisors of the company, and to decide on matters concerning the remuneration of directors and supervisors;
2. to pass resolutions on the increase or reduction of the company's registered capital;
3. to pass resolutions on matters such as the merger, division, dissolution, liquidation or change of the corporate form of the company; and
4. to amend the articles of association of the company.

The Shareholder Congress of PRC Yuhe consists of its sole shareholder, Bright Stand, and the Shareholder Congress of Taihong consists of its two shareholders, Bright Stand and PRC Yuhe

(ii) Supervisory Board.

All the members of the Supervisory Board are nominated and appointed by the Shareholder Congress. The current members of the Supervisory Board of PRC Yuhe are Zhang Jinhua, Zheng Chaoyang, and Zhang Lishun.

The Supervisory Board has, among others, the following powers:

1. to examine the company's financial affairs;

2.  to propose the convening of extraordinary shareholders’ meetings and to convene and preside over the shareholders’ meeting if the board of directors fails to perform the duties of convening and presiding over the shareholders’ meeting; and
3. to institute proceedings against the directors and senior management personnel on behalf of the company.

The Company respectfully advises the Staff that changes have been made on pages 45 and 46 of Amendment No. 1:-

“Supervisory Board and Shareholder’s Congress

As required by PRC Company Law (2005), each of PRC Yuhe and Taihong, as PRC companies, must establish a "Supervisory Board" and a "Shareholder Congress" as its internal corporate organs.

(i) Shareholder Congress.

Shareholder Congress comprises all the shareholder(s) of a PRC company and is the organ with the highest authority. Its authority is higher than that of both the Board of Directors and the Supervisory Board.

As stipulated by PRC Company Law (2005), the Shareholder Congress has, among others, the following powers or functions:

1. to elect and replace directors and supervisors of the company,
2. to pass resolutions on matters such as the merger, division, dissolution, liquidation or change of the corporate form of the company; and
3. to amend the articles of association of the company.

The Shareholder Congress of PRC Yuhe consists of Bright Stand, and the Shareholder Congress of Taihong consists of Bright Stand and PRC Yuhe.

(ii) Supervisory Board.

All the members of the Supervisory Board are nominated and appointed by the Shareholder Congress. The current members of the Supervisory Board of PRC Yuhe are Zhang Jinhua, Zheng Chaoyang and Zhang Lishun.

The Supervisory Board has, among others, the following powers:

1.	to examine the company's financial affairs;
2.	to propose the convening of extraordinary shareholders’ meetings; and

3.	to institute proceedings against the directors and senior management personnel on behalf of the company.”

4.
Please note the financial statements updating requirements of Rule 8-08 of Regulation S-X. In addition, address the comments issued in connection with your Form 1O-Q for the fiscal quarter ended March 31, 2008, within the presentation of the interim financial statements that will be included in your next amendment.

The Company has noted the Staff’s comment and has revised Amendment No. 1 to the Registration Statement and Amendment No. 1 to the Company’s Form 10-Q for the Fiscal Quarter Ended March 31, 2008 to include the March 31, 2008 financial statements of the Company along with the one month financial statement of PRC Yuhe as requested in comment 66 below.

Prospectus Summary, page 1

5.	Please identify the company’s “ten surrounding provinces and special municipalities,” geographic markets beyond Shandong Province.

The Company notes the Staff’s comment and advises that the “ten surrounding provinces and special municipalities” are:

(i) Jiangsu, (ii) Anhui, (iii) Henan, (iv) Hebei, (v) Jilin, (vi) Liaoning, (vii) Heilongjiang, (viii) Tianjin, (ix) Beijing and (x) Shanghai.

The Company respectfully advises the Staff that changes have been made on pages 1 and 32 of Amendment 1:-

On page 1: “Through PRC Yuhe, we operate ten breeder farms and two hatcheries with an annual capacity of 708,000 sets of breeders and 80 hatchers. Through our ownership and control of Taihong, we operate two feed mills with an aggregate annual capacity of 52,000 metric tons. Our current primary geographic markets are Shandong Province and the ten surrounding provinces and special municipalities, which are Jiangsu, Anhui, Henan, Hebei, Jilin, Liaoning, Heilongjiang, Tianjin, Beijing, and Shanghai.”

On page 32: “....Our customers are located in the ten provinces and special municipalities centered around Shandong Province, which are Jiangsu, Anhui, Henan, Hebei, Jilin, Liaoning, Heilongjiang, Tianjin, Beijing, and Shanghai. In connection with our day-old broiler business, we also operate a feed stock company named Weifang Taihong Feed Co. Ltd., or Taihong, whose primary purpose is to supply feed stock to our breeders. Our operations are conducted exclusively by our subsidiaries PRC Yuhe and Taihong in China.”

6.	Please clarify the term “a leading agricultural company,” and identify the “eight national authorities in China” that granted this recognition to the company.

The Company notes the Staff’s comment and advises that the term “a leading agriculture company” was defined under relevant PRC laws and regulations to mean, a company, among other requirements:1) having total assets of RMB 100,000,000 or above and fixed assets of RMB 50,000,000; 2) having a loan equity ratio of less than 60% and bank credit standard of grade A; 3) having over 3,000 clients or above; and 4) having complied with the agriculture policies and environmental policies in China. The Company received this award from the Ministry of Agriculture in China, which was recognized by “eight national authorities in China” including (i) the Ministry of Agriculture, (ii) the Ministry of Finance, (iii) the People’s Bank of China, (iv) China Securities Regulatory Commission, (v) National Development and Reform Commission, (vi) the Ministry of Commerce, (vii) State Administration of Taxation, and (viii) All China Federation of Supply and Marketing Cooperatives.

The Company respectively advises the Staff that changes have been made on page 39 of Amendment 1:-

“We compete against our competitors based on product quality and our after-sales services and extensive marketing network. Our “Yuhe” brand has been named by the Shandong Province Administration of Industry and Commerce as a “Well Known Brand”. PRC Yuhe was awarded “a leading agriculture company”, which term was defined under relevant PRC laws and regulations to mean, a company, among other requirements: 1) having total assets of RMB 100,000,000 or above and fixed assets of RMB 50,000,000; 2) having a loan equity ratio of less than 60% and bank credit standard of grade A; 3) having over 3,000 clients or above; and 4) having complied with the agriculture policies and environmental policies in China. We received this award from the Ministry of Agriculture in China, which was recognized by eight national authorities in China in 2004, which included the Ministry of Agriculture, the Ministry of Finance, People’s Bank of China, China Securities Regulatory Commission, National Development and Reform Commission, the Ministry of Commerce, State Administration of Taxation, and All China Federation of Supply and Marketing Cooperatives. PRC Yuhe was certified as ISO9001:2000 compliant for quality management systems. We provide our customers with a guaranteed 98% survival rate of our day-old broilers within one week of their delivery, and 24 hour service hotline. Any loss of broiler chicken solely caused by customers is excluded from the guarantee. In 2007, the total such compensation expense we had to pay our customers under this guarantee was less than $7,000.”

7.	Please identify the “certain accredited investors” identified on page two.

The Company notes the Staff’s comment and advises that there are 25 accredited investors:-

(i) Pinnacle Fund, L.P, (ii) Pinnacle China Fund L.P, (iii) Black River Commodity Select Fund Ltd., (iv) Black River Small Capitalization Fund Ltd., (v) Marion Lynton, (vi) Ardsley Partners Fund ll, LP, (vii) Ardsley Offshore Fund, Ltd, (viii) Ardsley Partners Institutional Fund, LP; (ix) Investment Hunter, LLC, (x) Guerrilla Partners LP, (xi) Hua-Mei 21st Century Partners, LP, (xii) Ruoling Wang, (xiii) Guli Ping, (xiv) Wu Mijia, (xv) Dehua Qian, (xvi) Southwell Partners, L.P, (xvii) Westpark Capital, L.P, (xviii) Staus Partners, LP, (xix) Staus-GEPT Partners, LP, (xx) Atlas Allocation Fund, LP, (xxi) Chestnut Ridge Partners, LP, (xxii) Ancora Greater China Fund, LP, (xxiii) Kerin B. Halter Jr, (xxiv) Octagon Capital Partners, and (xxv) Howard H. Lu.

The Company respectfully advises the Staff that changes have been made on pages 2 and 34 of Amendment No. 1:

“On March 12, 2008, we consummated with 25 accredited investors, the “Investors”, a private placement of 85,714,282 shares, equivalent to 5,829,018 post-split shares, of our common stock for an aggregate purchase price of approximately $18,000,000. The Investors were (i) Pinnacle Fund, L.P, (ii) Pinnacle China Fund L.P, (iii) Black River Commodity Select Fund Ltd., (iv) Black River Small Capitalization Fund Ltd., (v) Marion Lynton, (vi) Ardsley Partners Fund II, LP, (vii) Ardsley Offshore Fund, Ltd, (viii) Ardsley Partners Institutional Fund, LP; (ix) Investment Hunter, LLC, (x) Guerrilla Partners LP, (xi) Hua-Mei 21st Century Partners, LP, (xii) Ruoling Wang, (xiii) Guli Ping, (xiv) Wu Mijia, (xv) Dehua Qian, (xvi) Southwell Partners, L.P, (xvii) Westpark Capital, L.P, (xviii) Straus Partners, LP, (xix) Straus-GEPT Partners, LP, (xx) Atlas Allocation Fund, LP, (xxi) Chestnut Ridge Partners, LP, (xxii) Ancora Greater China Fund, LP, (xxiii) Kevin B. Halter Jr, (xxiv) Octagon Capital Partners, and (xxv) Howard H. Lu.”

Risk Factors, page 4

8.	In the fourth risk factor on page 5, please discuss the extent to which prices for raw materials have been volatile in recent years.

The Company notes the Staff’s comment and advises that prices for raw materials have been volatile in recent years. For instance, the unit price for corn increased from RMB 1.25 per kilogram, $ 0.15, in 2005 to RMB 1.75 per kilogram, $ 0.21, in 2007, an increase of 40%; and the unit price for soybean increased from RMB 2.37 per kilogram, $ 0.28, in 2005 to RMB 3.82 per kilogram, $ 0.46, in 2007, an increase of 61.2%.

The Company respectfully advises that changes have been made on page 6 of Amendment No. 1:-

“Currently, all PRC Yuhe's raw materials are domestically procured. Profitability in the poultry industry is materially affected by the supply of parent breeding stocks and the commodity prices of feed ingredients, including corn, soybean cake, and other nutrition ingredients from numerous sources, mainly from wholesalers who collect the feed ingredients directly from farmers. As a result, the poultry industry is subject to wide fluctuations and cycles. These prices are determined by supply and demand factors. Prices for raw materials have been volatile in recent years. For instance, the unit price for corn increased RMB 1.25 per kilogram, $0.15, in 2005 to RMB 1.75 per kilogram, $0.21, in 2007, showing an increase of 40%; and the unit price for soybean increased from RMB 2.37 per kilogram, $ 0.28, in 2005 to RMB 3.82 per kilogram, $ 0.46, in 2007, an increase of 61.2%. Typically PRC Yuhe does well when chicken prices are high and feed prices are low and the feed ingredients are in adequate supply. However, it is very difficult to predict when the feed price spiral cycles will occur.”

9.	In the third risk factor on page 7 and where appropriate, please describe the company’s current growth rate and whether the company’s business plan calls for slower expansion or more rapid growth.

The Company notes the Staff’s comment and advises that the Company’s sales revenue increased by $7.48 million, or 51.24%, to $22.08 million for the year ended December 31, 2007 from $14.6 million for the year ended December 31, 2006. The Company’s business plan calls for a moderate growth this year.

The Company respectfully advises the Staff that changes have been made on page 8 of Amendment No. 1:-

“We have experienced fluctuation of growth in the scope and complexity of our business. Our sales revenue increased by $7.48 million, or 51.24%, to $22.08 million for the year ended December 31, 2007 from $14.60 million for the year ended December 31, 2006. Using the funds raised from sale of our common stock on March 12, 2008 to fund our expansion plans, we plan to grow our sales revenues for the year ending December 31, 2008 but we may not be able to grow our sales revenues as expected and any future growth in our sales revenues are not expected to be at a rate nearly as high as the revenue growth we experienced from 2006 to 2007. If we are unable to manage our growth effectively, we may not be able to take advantage of market opportunities, develop new products, enhance our technological capabilities, satisfy customer requirements, execute our business plan or respond to competitive pressures.”

10.
In the second full risk factor on page 8, please address whether the company has any intellectual property protection for its Yuhe brand of chicken. If not, please address the risks of the lack of such protection.

The Company notes the Staff's comment and clarifies that as noted on page 34 of the Registration Statement, PRC Yuhe is the registered owner of two PRC trademarks, one consisting of the stylized Chinese characters “Yu He” and accompanying logo in live agricultural products, while the other consisting the stylized Chinese characters of “Yu He” and accompanying English Characters “Y H”. PRC Yuhe and Taihong have no other intellectual property protection for their brand of day-old broiler, nor do they have any intellectual property protection covering their production processes. The registration period for both trademarks is ten years and will expire in April 6, 2010 and October 27, 2015. While trademark registration can be renewed in the PRC, it is not certain that such registration can be successfully renewed or what effective remedies the Company has against competitors who use the name “Yuhe” for its chicken products in the PRC.

The Company respectfully advises the Staff that changes have been made on page 9 of Amendment No. 1:-

“We have no patents or registered intellectual property covering our production processes and we rely on the confidentiality of our production processes in producing a competitive product. The confidentiality of our know-how may not be maintained and we may lose any meaningful competitive advantage which might arise through our proprietary processes. Due to the lack of such protection, unauthorized parties may attempt to copy or otherwise obtain and use our proprietary production technology. Monitoring unauthorized use of our production process is difficult, particularly in China. This may have a material adverse effect on our competitive advantage.

On the other hand, PRC Yuhe is the registered owner of two PRC trademarks, one consisting of the stylized Chinese characters “Yu He” and accompanying logo in live agricultural products, while the other consisting the stylized Chinese characters of “Yu He” and accompanying English Characters “Y H”. PRC Yuhe and Taihong have no other intellectual property protection for their brand of day-old broiler, nor do they have any intellectual property protection covering their production processes. The registration period for both trademarks is ten years and will expire in April 6, 2010 and October 27, 2015. While trademark registration can be renewed in the PRC, it is not certain that such registration can be successfully renewed or what effective remedies we have against competitors who use the name “Yuhe” for its chicken products in the PRC.”

11.
With respect to the first risk factor on page 10, and with a view to disclosure, please advise us of the extent to which difficulty in establishing adequate controls has been addressed by actions taken by management in order to provide its report on internal control over financial reporting with the Form 10-KSB for the fiscal year ended December 31, 2007.

The Company notes the Staff’s comment and advises that the 2007 Form 10-KSB covered only First Growth prior to the closing of the reverse shell merger and that First Growth had adequate controls in place at that time as noted in its management's report. Further, the Company is aware of its obligations to establish and maintain adequate controls and procedures and that management will include such assessment in the 2008 10-K. In addition, the Company is interviewing outside accounting firms to assist it to test its internal controls over financial reporting and to prepare internal control reports as required by law. Mr. Hu Gang, the newly appointed Chief Financial Officer of the Company, has experience in dealing with compliance with the Sarbanes-Oxley Act. The Company will recruit other accounting staff familiar with the Sarbanes-Oxley Act and competent to assist it in establishing and maintaining effective controls and to provide reports on internal control over financial reporting in future SEC filings.

The Company respectfully advises the Staff that changes have been made on pages 10 and 11 of Amendment No. 1:-

“China historically has not followed Western-style management and financial reporting concepts and practices, and its access to modern banking, computer and other control systems has been limited. We may have difficulty in hiring and retaining a sufficient number of qualified employees to work in China in these areas. As a result of these factors, we may experience difficulty in establishing management, legal, disclosure and financial controls, collecting financial data and preparing financial statements, books of account and corporate records and instituting business practices that meet requirements for publicly-traded companies in the United States, making it difficult for our management to forecast our needs and to present the results of operations accurately at all times.

We are aware of our obligations to establish and maintain adequate controls and procedures and that management will include its assessment in the 2008 10-K. In addition, we are interviewing outside accounting firms to assist us to test our internal controls over financial reporting and to prepare internal control reports as required by law. Mr. Hu Gang, our newly appointed Chief Financial Officer, has experience in dealing with compliance with the Sarbanes-Oxley Act. While we are recruiting other accounting staff who are familiar with the Sarbanes-Oxley Act and competent to assist us in establishing and maintaining effective controls and to provide reports on internal control over financial reporting in future SEC filings, we may not be successful in recruiting such staff and satisfying the requirements of the Sarbanes-Oxley Act, in which case our financial statements may not be accurate and reliable.”

12.	In the third risk factor on page 11, the company mentions its need for production permits. Please identify all material permits needed and when, or if, they expire or require renewal.

The Company notes the Staff’s comment and respectfully advises the Staff that changes have been made on page 12 of Amendment No. 1:-

“The Farming Bureau of Shandong Province and its local counterpart in Weifang City are the primary governmental regulators and supervisors of both PRC Yuhe’s and Taihong’s current businesses. Under relevant laws and regulations, both PRC Yuhe and Taihong must obtain relevant production permits from the Farming Bureau of Shandong Province to carry out their respective businesses. In addition, PRC Yuhe, as a company engaging in the breeder business, must obtain an immunization certificate from the local Farming Bureau in Weifang City. PRC Yuhe’s breeder production permit from the Farming Bureau of Shandong Province was valid from June 2, 2005 to June 2, 2008. We have made an application to renew the production permit. While the risk is small, if the application to renew is not successful, there may be an adverse effect on our operations. The immunization certificate from the local farming bureau in Weifang City was issued on November 10, 2005 and does not have an expiry date. Taihong’s feed production permit was issued on December 12, 2007 and is valid for a period of three years.”

13.	Please revise the last risk factor on page 12 to disclose the “certain PRC resident shareholders.”

The Company notes the Staff's comment and has amended the Registration Statement to state that the "certain PRC resident shareholders" refer to Mr. Gao Zhentao, our chief executive officer, and his brother, Mr. Gao Zhenbo, who were the former shareholders of PRC Yuhe and Taihong prior to their acquisition by Bright Stand on January 31, 2008.

The Company respectfully advises the Staff that changes have been made on page 13 of Amendment No. 1:-

“We undertook a corporate restructuring in the PRC in January 2008 under which Bright Stand, a company owned by Japanese citizen Mr. Kunio Yamamoto, acquired the control of PRC Yuhe and Taihong from Mr. Gao Zhentao and Mr. Gao Zhenbo, both of whom are PRC domestic residents. After consultation with China legal counsel, we do not believe that any of Messrs. Gao Zhentao or Gao Zhenbo or we are subject to the SAFE registration requirement or requirements under the M&A Rules, however, we cannot provide any assurances that we or Messrs. Gao Zhentao and Gao Zhenbo, who are both PRC domestic residents, will not be required to make or obtain any applicable registrations or approvals required by these regulations in the future. The failure or inability of Messrs. Gao Zhentao and Gao Zhenbo to comply with the registration procedures set forth therein may subject us to fines and legal sanctions, restrict our cross-border investment activities, or limit our PRC subsidiaries’ ability to distribute dividends to Bright Stand or us or obtain foreign-currency-denominated loans to us.

As it is uncertain how the SAFE regulations and the M&A Rules will be interpreted or implemented, we cannot predict how these regulations will affect our business operations or future strategy, but they may have a material adverse effect on us and our business operations. For example, Messrs. Gao Zhentao and Gao Zhenbo may in the future acquire our equity interest, and there is no assurance that Chinese laws and regulations will not be implemented in such a way that in the future, if Messrs. Gao Zhentao and Gao Zhenbo buy some or all of our equity interest, Messrs. Gao Zhentao and Gao Zhenbo may not be deemed to have complied fully with SAFE regulations and the M&A Rules. We may be subject to more stringent review and approval process with respect to our foreign exchange activities, such as remittance of dividends and foreign-currency-denominated borrowings, which may adversely affect our results of operations and financial condition. In addition, if we decide to acquire a PRC domestic company, we cannot assure you that we or the owners of such company, as the case may be, will be able to obtain the necessary approvals or complete the necessary filings and registrations required by the SAFE regulations. This may restrict our ability to implement our acquisition strategy and could adversely affect our business and prospects.”

14.
Please revise the first risk factor on page 13 to further clarify the statement that your shares are thinly traded. For example, quantify the approximate number of trades or averages per month since the merger with Yuhe International, Inc. Also, please expand the statement regarding the inability of the market price to reflect the value of your company to address the disparity between the most recent price identified on the cover page, $6.13, and the $.45 to $.60 low to high trading prices for the three months ended March 31, 2008.

The Company notes the Staff's comment and notes that the Company's shares have not been traded since April 4, 2008, the date of the Company's 14.70596492 to 1 reverse stock split. Prior to that, the total volume of trade for the months of March and April since the date of our merger with Bright Stand was approximately 900 and 650 shares, respectively. The $7.3637 price quoted on the cover page was the most recent ask price for our shares as of June 30, 2008. The $0.45 to $0.60 high to low trading prices for the three months ended March 31, 2008 reflects the prices of our shares during that period and prior to the reverse stock split.

The Company respectfully advises the Staff that changes have been made on page 14 of Amendment No. 1:-

“Our common stock currently is very thinly traded and the price of our common stock may not reflect our value. Our common stock has not been traded since April 4, 2008, the date of our 1-for-14.70596492 reverse stock split. In the months of March and April 2008, our approximate total trading volume was, respectively, 900 and 650 post-split shares. Consequently, investors may not be able to liquidate their investment at all, or if they are able to liquidate, it may only be at a price that does not reflect the value of the business and is less than the price they paid for the shares. Our quoted ask price on June 30, 2008 was $7.3637 per share, while the price we sold our shares in the private placement on March 12, 2008 was $3.09 per share, post-split. As the trading volume is very thin and the price is volatile, our shareholders may not be able to sell their shares at a price they desire and when they desire, if at all. Because the trading price for our stock is low, many brokerage firms are not willing to effect transactions in the securities. Even if an investor finds a broker willing to effect a transaction in our stock, the combination of brokerage commissions, transfer fees, taxes, if any, and any other selling costs may exceed the selling price. Further, many lending institutions will not permit the use of common stock like ours as collateral for any loans.”

15.	Consider adding a risk factor addressing the fact that the board of directors consists of only one individual, Mr. Gao, who has various relationships with the company’s shareholders.

The Company notes the Staff's comment and has amended the Registration Statement to state that three independent directors and one non-independent director were appointed to our board of directors on June 13, 2008. Hence, the Company does not consider it necessary to add a risk factor regarding having a sole director of the Company. Conforming changes have been made throughout the Registration Statement to reflect issues related to the appointment of the four new directors.

The Company respectfully advises the Staff that changes have been made on pages 35, 36, 44, 45 and 47 of Amendment No. 1.

16.
It appears that within several months you are required to nominate five directors, including a majority of “independent” directors. Consider adding a risk factor addressing the fact that potential investors may not have the benefit of disclosure regarding such nominees.

The Company notes the Staff's comment. Please see the Company's response to your comment No. 15 above regarding the recent appointment of four directors, including three independent directors. Hence, the Company does not consider it necessary to add a risk factor regarding lack of disclosure regarding these director nominees.

17.	Please add a risk factor discussing the company’s debt and contractual obligations. All material covenants, conditions, or restrictions should be discussed.

The Company notes the Staff's comment and has amended the Registration Statement to include a risk factor discussing the Company's debt and contractual obligations.

The Company respectfully advises the Staff that changes have been made on page 13 of Amendment No. 1:-

“We presently have, and expect to continue to have, an amount of indebtedness and certain contractual obligations. Our indebtedness and contractual obligations could have important consequences to stockholders. For example, it could: increase our vulnerability to general adverse economic conditions; require us to dedicate a substantial portion of our cash flow from operations to payments on our indebtedness or contracts, thereby reducing the availability of our cash flow to fund working capital, capital expenditures, potential growth of our business and for other general corporate purposes; limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate; place us at a competitive disadvantage compared to our competitors that have less debt or less contractual obligations; and limit our ability to borrow additional funds, and failure to comply with those covenants could result in an event of default and require immediate repayment of all indebtedness or payment under the relevant contracts. Any of these events could have a material adverse effect on us. Our ability to make payments on our indebtedness and contracts and to refinance our indebtedness will depend on our ability to generate cash in the future, which is dependent on various factors. These factors include the commodity prices of feed ingredients and chicken and general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control.”

18.	We note the statement on page 15 that you incorporate by reference disclosure regarding other risks. It appears that you are not eligible to incorporate by reference. Please revise or advise.

The Company notes the Staff's comment and has amended the Registration Statement to delete the section on incorporation by reference on Page 16 of Amendment No. 1.

Management Discussion and Analysis, page 18

Results of Operations, page 18

19.	We note the table on page 18 sets forth key components of the results of operations. Please clarify the entities to which the financial information pertains.

The Company notes the Staff’s comment and advises that the financial information pertains to the consolidated results of operations of PRC Yuhe, which include the accounts of Taihong.

The Company respectfully advises the Staff that changes have been made on page 23 of Amendment No. 1.

“Results of Operations

The following tables set forth key components of our results of operations for the periods indicated, both in dollars and as a percentage of our revenues. The financial information below pertains to the consolidated results of operations of PRC Yuhe, which include the accounts of Taihong”

20.
We note in the first risk factor on page 2 that an outbreak of avian influenza had a negative impact on your results of operations and cash flows in 2006. Please discuss and analyze the impact that the outbreak had on your results of operations and cash flows in 2006. Quantify the impacts to the extent possible.

The Company notes the Staff’s comments and will discuss and analyze the impact that the outbreak had on the results of operations and cash flows in 2006. The Company advises that the avian influenza outbreak in 2006 did not spread over the Company’s farms; therefore, there was no direct loss from the death of any day-old broiler and parent breeder. However, the terror from avian influenza arose throughout the PRC, and the impact was the significant decrease in the average unit price of day-old broiler and parent breeder. The Company’s average unit price of day-old broiler decreased from $0.31, or RMB2.54, in 2005 to $0.15, or RMB1.19, with the Company’s unit cost of $0.23, or RMB1.81, during the disaster in 2006. The decrease in average unit price contributed $2.16 million or RMB 17.3 million to $0.89 million total gross loss in 2006.

The Company respectfully advises the Staff that changes have been made on pages 3 and 26 of Amendment No. 1:-

On page 3:

“The avian influenza outbreak did not spread over our farms; therefore, there was no direct loss from the death of day-old broilers and parent breeders. However, the terror from avian influenza arose throughout the PRC which caused the significant decrease in the price of day-old broilers and parent breeders. Our average unit price of a day-old broiler decreased from $0.31, or RMB2.54, in 2005 to $0.15, or RMB1.19, with our unit cost of $0.23, or RMB1.81, during the disaster in 2006. The decrease in average unit price contributed $2.16 million, or RMB 17.3 million to $0.89 million total gross loss in 2006.

To generate cash flow for operation at the time, we sold 730,000 parent breeders. While our average unit cost of a parent breeder was $4.32, or RMB 34.51, we sold these parent breeders at unit price of $1.25, or RMB 9.965, contributed $2.26 million, or RMB 18 million, to the total gross loss in 2006. In addition to quantifiable loss in the sale of parent breeders as mentioned above, the sale of parent breeders led to a reduction in revenue that is difficult to quantify. These parent breeders had just grown up at the time and were ready to produce eggs that can be hatched into day-old broilers. By selling these parent breeders, we had less day-old broilers for sale, which contributed to a decrease in revenue. We suffered a total gross loss for the year ended December 31, 2006 of $0.89 million, or RMB7.1 million.

For the cash flow perspective, we suffered a great loss during the period of avian influenza which is reflected in our gross loss. In order to maintain adequate cash flow for operations during the influenza outbreak, we requested from our suppliers a longer repayment term which resulted in the increase of accounts payable in an amount of $3 million and reached $7.3 million at year-end. We typically maintain accounts payable at around $5 million level.

For future prospects, we shall work to maintain a neat and tidy condition for the broilers and breeders to minimize the risk of avian influenza outbreak in the farms. We expect to set up an emergency plan of recovery from avian influenza. However, it is difficult for us to predict the negative impact on the unit price if the avian influenza breaks out anywhere in the PRC again and therefore, it is difficult to estimate the negative impact of potential influenza outbreak in the future.”

On page 26:

“The avian influenza outbreak did not spread over our farms; therefore, there was no direct loss from the death of day-old broilers and parent breeders. However, the terror from avian influenza arose throughout the PRC which caused the significant decrease in the price of day-old broilers and parent breeders. Our average unit price of a day-old broiler decreased from $0.31, or RMB2.54, in 2005 to $0.15, or RMB1.19, with our unit cost of $0.23, or RMB1.81, during the disaster in 2006. The decrease in average unit price contributed $2.16 million, or RMB 17.3 million to $0.89 million total gross loss in 2006.

To generate cash flow for operation at the time, we sold 730,000 parent breeders. While our average unit cost of a parent breeder was $4.32, or RMB 34.51, we sold these parent breeders at unit price of $1.25, or RMB 9.965, contributed $2.26 million, or RMB 18 million, to the total gross loss in 2006. In addition to quantifiable loss in the sale of parent breeders as mentioned above, the sale of parent breeders led to a reduction in revenue that is difficult to quantify. These parent breeders had just grown up at the time and were ready to produce eggs that can be hatched into day-old broilers. By selling these parent breeders, we had less day-old broilers for sale, which contributed to a decrease in revenue. We suffered a total gross loss for the year ended December 31, 2006 of $0.89 million, or RMB7.1 million.”

Liquidity and Capital Resources, page 21

21.
Please revise your discussion of liquidity and capital resources to provide enhanced analysis and explanation of the sources and uses of cash and material changes in particular items underlying the major captions reported in your financial statements, rather than a recitation of the items in the cash flow statements.

The Company notes the Staff’s comments and respectfully advises that the Company has expanded the analysis and explanations of the sources and uses of cash under the section of liquidity and capital resources.

22.
We note on page F-17 that you have capitalized costs for construction in progress. Please expand your discussion and analysis of your liquidity and capital resources to describe the purpose for your capital expenditures and provide some indication as to how much you intend to spend to complete the construction in progress.

The Company notes the Staff’s comment and advises that it has expanded the discussion and analysis under liquidity and capital resources. The Company respectfully advises the Staff that changes have been made on page 28 of Amendment No. 1:-

“We intend to spend an additional $1.77 million in 2008 to complete the construction in progress which includes $1.3 million of construction costs for hatching houses and $0.47 million to purchase machinery and equipment. The estimated time of completion is approximately at the end of year 2008.

In addition to the current construction in progress, we intend to spend another $8.73 million in aggregate in 2008 to expand our production capacity. This includes $4.27 million and $4.46 million in the construction of breeding and hatching houses, and the purchase of machinery and equipment, respectively. Construction for this project has not started and no contract has been signed. We intend to finance the expansion using the funds raised in the March 12, 2008 private placement.”

23.	Please disclose the material terms of the bank loans described on page 23.

The Company respectfully advises the Staff that it has disclosed the material terms of the bank loans under the section of Liquidity and Capital Resources and changes have been made on pages 23 and 29 of Amendment No. 1:-

On page 23:

“We have loan facilities from four institutions and the following are the material terms of such bank loans

Loans from Nansun Rural Credit.

PRC Yuhe entered into three loan agreements with Nansun Rural Credit on November 28 2005, May 17, 2007 and March 23, 2007. Interest rates for the loan agreements range form 9.22% to 10.51% per annum. Nansun Rural Credit also provided four loans to Taihong from November 28, 2005 to December 5, 2007 at interest rates ranging from 9.22% to 10.51% per annum. Loan from Nansun Rural Credit had a total outstanding principal balance of $8,544,331 as of March 31, 2008. PRC Yuhe and Taihong are obligated under these loan agreements to pay interest monthly and repay the loans on their maturity dates from November 28, 2008 to May 17, 2010. The loans are used for financing of working capital All loans are secured by the land use right and building of PRC Yuhe and Taihong with a net book of $12,204,202 as of March 31, 2008.

Loan from Shuangyang Rural Credit

On May 12, 2007. Taihong entered into a loan agreement with Shuangyang Rural Credit. Pursuant to such loan agreement, Shuangyang Rural Credit loaned Taihong $925,636 at an interest rate of 9.33% per annum on all outstanding principal. Taihong is obligated under such loan agreement to pay interest monthly and repay the loan on its maturity date, October 12, 2008. We use the loan to finance the purchase of raw materials. The loan is secured by the plant and equipment of Taihong with a net book of $1,214,733 as of March 31, 2008.

Loan from Hanting Kaiyuan Rural Credit Cooperative.

On July 1, 2007, PRC Yuhe entered into a loan agreement with Hanting Kaiyuan Rural Credit Cooperative. Pursuant to the loan agreement, Hanting Kaiyuan Rural Credit Cooperative loaned PRC Yuhe $1,039,560 at interest rate of 11.088% per annum. PRC Yuhe is obligated under such loan agreement to pay interest monthly and repay the loan on its maturity date, January 1, 2009. PRC Yuhe uses the loan to finance the purchase of raw materials. The loan is secured by the plant and equipment of PRC Yuhe with a net book of $1,399,552 as of March 31, 2008.

Loan from Hanting Rural Credit Cooperative.

On November 10, 2006, PRC Yuhe entered into a loan agreement with Hanting Rural Credit Cooperative, for a loan in the principal amount of $284,811. The interest rate for this loan is 8.19% per annum and the loan has a maturity date of November 8, 2009. PRC Yuhe uses the loan to finance working capital. There is no collateral requirement for this loan.”

On page 29:

“We have loan facilities from four institutions and the following are the material terms of such bank loans:

Loans from Nansun Rural Credit.

PRC Yuhe entered into three loan agreements with Nansun Rural Credit on November 28 2005, May 17, 2007 and March 23, 2007. Interest rates for the loan agreements range from 9.22% to 10.51% per annum. Nansun Rural Credit also provided four loans to Taihong from November 28, 2005 to December 5, 2007 at interest rates ranging from 9.22% to 10.51% per annum. Loans from Nansun Rural Credit totaled $8,203,333 as of December 31, 2007. PRC Yuhe and Taihong are obligated under these loan agreements to pay interest monthly and repay the loans on their maturity dates from November 28, 2008 to May 17, 2010. The loans are used for financing of working capital. All loans are secured by the land use right and building of PRC Yuhe and Taihong with a net book of $11,842,626 at December 31, 2007.

Loan from Shuangyang Rural Credit.

On May 12, 2007, Taihong entered into a loan agreement with Shuangyang Rural Credit. Pursuant to such loan agreement, Shuangyang Rural Credit loaned Taihong $888,694 at an interest rate of 9.33% per annum on all outstanding principal. Taihong is obligated under such loan agreement to pay interest monthly and repay the loan on its maturity date, October 12, 2008. We use the loan to finance the purchase of raw materials. The loan is secured by the plant and equipment of Taihong with a net book of $1,223,611 at December 31, 2007.

Loan from Hanting Kaiyuan Rural Credit Cooperative.

On July 1, 2007, PRC Yuhe entered into a loan agreement with Hanting Kaiyuan Rural Credit Cooperative. Pursuant to the loan agreement, Hanting Kaiyuan Rural Credit Cooperative loand PRC Yuhe $874,555 at interest rate of 11.088% per annum. PRC Yuhe is obligated under such loan agreement to pay interest monthly and repay the loan on its maturity date, January 1, 2009. PRC Yuhe uses the loan to finance the purchase of raw materials. The loan is secured by the plant and equipment of PRC Yuhe with a net book of $1,407,683 at December 31, 2007.

Loan from Hanting Rural Credit Cooperative.

On November 10, 2006, PRC Yuhe entered into a loan agreement with Hanting Rural Credit Cooperative, for a loan in the principal amount of $396,962. The interest rate for this loan is 8.19% per annum and the loan has a maturity date of November 8, 2009. PRC Yuhe uses the loan to finance working capital. There is no collateral requirement for this loan.”

Obligations Under Material Contracts, page 23

24.
Please provide a discussion of the “Operating Lease Obligations” in the Contractual Obligation table on page 23. For example, it is unclear if the amounts listed are solely for property leases, or if they include leases for equipment.

The Company notes the Staff’s comment and advises that all amounts listed in the Contractual Obligations table are property leases.

The Company respectfully advises the Staff that it has updated the Contractual Obligations table under Material Contracts and changes have been made on pages 30 of Amendment No. 1:-

“Obligations Under Material Contracts

Below is a table setting forth our material contractual obligations as of December 31, 2007. The amounts listed in the Contractual Obligations table for operating leases are solely for property leases.”

25.	Please tell us whether your table of material contractual obligations includes amounts due to related parties. If not, then tell us why you have excluded amounts due to related parties from the table.

The Company notes the Staff’s comment and advises that the table of material contractual obligations does not include any amounts due to related parties transactions. There were no contracts signed with related parties and therefore no amounts due to related parties were included in the table of material contractual obligations.

The Company respectfully advises the Staff that changes have been made on page 30 of Amendment No. 1:-

“The table above does not include any amounts due to related parties transactions.”

Business, page 26

26.	Please clarify Richard Crimmins’ relationship with Halter Financial.

The Company notes the Staff’s comment and advises that Richard Crimmins is neither an officer, director nor shareholder of Halter Financial nor any of its affiliates. Mr. Crimmins was appointed as an officer and director of First Growth at the request of Halter Financial as a result of the change in control transaction whereby Halter Financial became First Growth’s principal shareholder.

The Company respectfully advises the Staff that changes have been made on page 32 of Amendment No. 1.-

“....The Stock Purchase Agreement also required our Board of Directors to declare and pay a special cash dividend of $0.21, $3.088 post-split, per share to our shareholders on November 19, 2007. Halter Financial did not participate in such dividend. The dividend was payable to shareholders of record on November 15, 2007, which was prior to the date the shares were issued to Halter Financial under the Stock Purchase Agreement. The dividend payment date was November 19, 2007. The dividend was payable to our shareholders who held 2,000,000 shares, equivalent to 135,999 post-split shares, of our common stock and resulted in a total dividend distribution of $420,000. The funds for the dividend came from the $425,000 proceeds received from the sale of common stock to Halter Financial. Mr. Richard Crimmins was appointed as an officer and director of First Growth at the request of Halter Financial as a result of the change in control transaction whereby Halter Financial became First Growth’s principal shareholder. Richard Crimmins is neither an officer, director nor shareholder of Halter Financial.”

27.
Please revise to briefly describe the background of Halter Financial’s $425,000 payment to First Growth in November 2007. For example, it is unclear what assets or values were used to arrive at Halter Financial’s 87.5% ownership interest.

The Company notes the Staff’s comment and advises that Halter Financial and the then serving members of the Board of Directors of First Growth entered into arm’s length negotiations regarding the acquisition of Halter Financial’s ownership interest. The amount paid was based on the business prospects of First Growth and the perceived value of a control position in similarly situated corporations.

The Company respectfully advises the Staff that changes have been made on page 32 of Amendment No. 1:-

“Halter Financial and the then serving members of the Board of Directors of First Growth entered into arm’s length negotiations regarding the acquisition of Halter Financial’s ownership interest. The amount paid was based on the business prospects of First Growth and the perceived value of a control position in similarly situated corporations. The transaction closed on November 16, 2007. As a result of the transaction, Halter Financial held 14,000,000 shares, equivalent to 951,996 post-split shares, or 87.5% of our 16,000,000 shares, equivalent to 1,087,994 post-split shares, of common stock then outstanding following the completion....”

28.
Please clarify the role of Halter Financial in the company’s identification of Bright Stand as an investment opportunity. Also, please clarify Halter Financial’s or Mr. Yamamoto’s role in finding or identifying the accredited investors who purchased the company’s unregistered securities on March 12, 2008.

The Company notes the Staff’s comment and advises that HFG International, Limited, an affiliate of Halter Financial, was engaged by Bright Stand to provide consulting services related to Bright Stand’s efforts to complete a combination transaction with a US domiciled publicly-traded “shell corporation” and other post transaction matters. HFG International introduced Bright Stand to First Growth. After a diligence review by counsel for Bright Stand, the principal shareholder of Bright Stand elected to enter into the exchange transaction contemplated by the equity transfer agreement filed as Exhibit 10.2 to the Registration Statement. Neither Halter Financial nor Mr. Yamamoto had any role in identifying the accredited investors who purchased the Company’s unregistered securities on March 12, 2008. Those accredited investors were identified by the placement agents.

The Company respectfully advises the Staff that changes have been made on page 33 of Amendment No. 1:-

“Corporate Reorganization Transactions

HFG International, Limited, an affiliate of Halter Financial, was engaged by Bright Stand to provide consulting services related to Bright Stand’s efforts to complete a combination transaction with a US domiciled publicly-traded “shell corporation” and other post transaction matters. HFG International introduced Bright Stand to First Growth. After a diligence review by counsel for Bright Stand, the principal shareholder of Bright Stand elected to enter into the exchange transaction contemplated by the equity transfer agreement filed as Exhibit 10.2 to the Registration Statement of which this prospectus is a part.

Bright Stand entered into a share transfer agreement with all the existing shareholders of PRC Yuhe on October 18, 2007 to acquire all the equity of PRC Yuhe with cash consideration equal to the appraised fair market value of PRC Yuhe in the amount of RMB 81,450,000, or $11,306,522. The sellers of PRC Yuhe included Yuhe Group, Mr. Gao Zhentao and Mr. Gao Zhenbo. Bright Stand obtained the approval from the Shandong Province counterpart of the Ministry of Commerce for this transaction on November 9, 2007, and the acquisition closed on January 31, 2008.”

29.	Please clarify if the “Make Good Shares” in escrow may be conveyed to all private placement investors and Halter Financial. Clarify if the shares are limited to purchasers of Mr. Yamamoto’s shares.

The Company notes the Staff's comment and has amended the Registration Statement to clarify that the "Make Good Shares" may be conveyed to all private placement investors and Halter Financial, and not just to those purchasers of Mr. Yamamoto's shares.

The Company respectfully advises the Staff that changes have been made on page 34 of Amendment No. 1:-

“Securities Purchase Agreement

Among other things, under the Securities Purchase Agreement, Mr. Yamamoto will deliver a certain number of shares of our common stock owned by him to the investors pro-rata in accordance with their respective investment amount for no additional consideration if: (i) our after tax net income for our fiscal year ending on December 31, 2008 is less than $9,000,000 and fiscal year ending on December 31, 2009 is less than 95% of $13,000,000; and (ii) our earnings per share reported in the fiscal year ending on December 31, 2009 is less than $0.74 on a fully diluted basis, the “Low Performance Events”. Mr. Yamamoto has placed an aggregate of 49,411,763 shares, equivalent to 3,359,889 post-split shares, of common stock, “Make Good Shares”, into an escrow account pursuant to the terms of the Make Good Escrow Agreement by and among us, Mr. Yamamoto, the Investors and the escrow agent named therein. In the event we do not achieve the targets in 2008 and 2009, Make Good Shares may be conveyed to all private placement Investors and Halter Financial pro-rata in accordance with their respective investment amount for no additional consideration. If the foregoing Low Performance Events do not occur, the Make Good Shares will be transferred to Mr. Yamamoto.”

30.	Please clarify if Mr. Yamamoto’s lock up agreement may be waived by the company. If yes, please clarify whether the sole director would make this decision.

The Company notes the Staff's comment and has amended the Registration Statement to state that the lock-up agreement may not be waived or amended without the consent of a majority of the holders of a majority of the shares issued in the private placement.

The Company respectfully advises the Staff that changes have been made on page 35 of Amendment No. 1:-

“Lockup Agreement

We and Mr. Yamamoto entered into a lockup agreement, pursuant to which Mr. Yamamoto irrevocably agrees from and after the date of such agreement and through and including March 12, 2010, that he will not offer, pledge, encumber, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise transfer or dispose of, directly or indirectly, or announce the offering of, any of his shares (including any securities convertible into, or exchangeable for, or representing the rights to receive) or engage in any short sales with respect to any security issued by us. The Lockup Agreement may not be waived or amended without the consent of a majority of the holders of a majority of the shares issued in the private placement.”

Our Business: Day-Old Broilers, page 30

31.
We note that the chart on page 31 indicates that chicks are picked-up by customers. However, the fourth risk factor on page 9 indicates that you rely on third-party transportation companies for the delivery of most of your products and inputs. Please clarify how the day-old broilers are delivered to your customers.

The Company notes the Staff’s comment and advises that the Company’s customers arrange delivery for the day-old broilers at their own costs.

The Company respectfully advises the Staff that paragraph under title “Increased costs of transportation would negatively affect our profitability” has been deleted on page 10 of Amendment No. 1.

32.
We note that you guarantee a 98% survival rate for your day-old broilers. Please tell us how you have applied the guidance within SFAS 5 with regards to your accounting for the guarantee. in this regard, tell us if you have a recorded a liability and the basis for determining whether or not a liability exists. In addition, disclose your accounting policy and methodology used in determining your liability related to this guarantee and provide a tabular reconciliation of the changes in the liability for the reporting period. Refer to paragraph 14 of FIN 45 for additional guidance.

The Company notes the Staff’s comment and advises that it has revised the accounting policy in the financial statements and revised the financial statements to reflect the guarantee liability of its products. In accordance with paragraph 13a and 14 of FIN 45, the Company has revised the footnote to disclose the nature of guarantee, the term of the guarantee, and events that would require the guarantor to perform under the guarantee. The Company has also disclosed its accounting policy and methodology used in determining whether an accrued liability for product guarantee is needed. The Company did not provide a tabular reconciliation of changes in liability in accordance with paragraph 14 because it has determined that an accrued product guarantee liability is not necessary because there is only a remote chance that the survival rate will fall below the guaranteed rate based on historical experience and warranty expenses in 2007 were insignificant. However, it has disclosed the additional compensation paid to customers during the reporting period.

The Company respectfully advises the Staff that changes have been made on page 38 of Amendment No. 1:-

“We provide a 98% guaranteed survival rate by delivering an additional 2% of our day-old broilers. For example, we deliver two additional day-old broilers to our customers for every order of 100 day-old broilers, the cost for these two additional broilers has already been included in our cost of sales and therefore no further liability needs to be accrued.

We will provide additional compensation to our customers if the survival rate falls below 96% after taking into consideration the additional 2% broilers given out.

According to paragraph 8 of SFAS 5 “Accounting for Contingencies”, a loss contingency should be accrued for if it is probable that a liability had been incurred at the date of the financial statements and the amount of loss can be reasonably estimated. We determined that a product liability need not be accrued for the reporting period because there is only a remote chance that the survival rate will fall below 96% based on historical experience. In 2007, only $7,000 was recorded as warranty expense to customers; from January 1, 2008 to the middle of June 2008, we have no guarantee claims from customers and have not paid any additional warranty expense relating to the guarantee.”

33.
On page two, the company describes itself as a low cost producer, but on page 31 it states that it charges higher prices for its product. Please reconcile these statements and provide the basis for the company’s belief it is a low cost producer relative to its competitors.

The Company notes the Staff’s comment and advises that the Company believes it has sold its products at a higher unit price than similar products from its competitors. The Company described itself as a low cost producer because it is one of the larger producers of day-old broilers in China and has focused on that business. As the Company has enjoyed economies of scale of production, it was able to produce the broilers at a lower cost. Additionally, the Company is able to sell its products at a higher price because its products have a good survival rate and takes less time to grow to market size. The Company’s experience and advance breeding technique contributed to the health and quality of parent breeders. The Company has a high gross margin because it focuses on the production of day-old broilers through maintaining the health and quality of its parent breeders, which involves only a small maintenance cost, to produce healthy day-old broilers that have a high survival rate and require a shorter period to raise to market size. The higher the number of day-old broilers produced, the lower the unit cost. As such, the Company is able to maintain itself as a low cost producer while charging relatively higher prices for our products.

The Company respectfully advises that change have been made on page 39 of Amendment No. 1:-

“We have sales representatives in every district of Shandong Province. Although our prices are relatively higher than prices of many of our competitors, we typically lower our price by RMB 0.1 to 0.2 per day-old broiler in order to attract new customers. We are able to produce the broilers at a relatively lower cost because we enjoy economies of scale of production as one of the larger producers focused on the production of day-old broilers in China. We are able to sell our products at a relatively higher price because our products have a good survival rate and require a shorter period to raise to market size. Our experience and advance breeding technique contribute to the health and quality of parent breeders. We have a high gross margin because we focus on the production of day-old broilers through maintaining the health and quality of our parent breeders, which involves only a small maintenance cost, to produce healthy day-old broilers that have a high survival rate and require a shorter period to raise to market size. The higher the number of day-old broilers being produced, the lower the unit cost. As such, we are able to maintain ourselves as a relative low cost producer while charging relatively higher prices for our products.”

34.
Please provide more detail about the company’s 98% survival guarantee of its broilers. For example, it is unclear if the time period is one day, one week, the industry standard time before slaughter, or otherwise. Please revise to address the amount of refunds given to customers in the past year, if material.

The Company notes the Staff’s comment and advises that the Company’s guarantee of 98% survival rate is for the period within 7 days after the broilers are delivered to customers. Any loss of broiler chicken solely caused by customers is excluded from the guarantee. In 2007, the total compensation expense we had to pay our customers under this guarantee was less than $7,000.

The Company respectfully advises the Staff that changes have been made on page 39 of Amendment No. 1:-

“We compete against our competitors based on product quality and our after-sales services and extensive marketing network. Our “Yuhe” brand has been named by the Shandong Province Administration of Industry and Commerce as a “Well Known Brand”. PRC Yuhe was awarded “a leading agriculture company”, which term was defined under relevant PRC laws and regulations to mean, a company, among other requirements: 1) having total assets of RMB 100,000,000 or above and fixed assets of RMB 50,000,000; 2) having a loan equity ratio of less than 60% and bank credit standard of grade A; 3) having over 3,000 clients or above; and 4) having complied with the agriculture policies and environmental policies in China; and was awarded by the Ministry of Agriculture in China, which was recognized by eight national authorities in China in 2004, which included the Ministry of Agriculture, the Ministry of Finance, People’s Bank of China, China Securities Regulatory Commission, National Development and Reform Commission, the Ministry of Commerce, State Administration of Taxation, and All China Federation of Supply and Marketing Cooperatives. PRC Yuhe was certified as ISO9001:2000 compliant for quality management systems.  We provide our customers with a guaranteed 98% survival rate of our day-old broilers within one week of their delivery, and 24 hour service hotline. Any loss of broiler chicken solely caused by customers is excluded from the guarantee. In 2007, the total compensation expense we had to pay our customers under this guarantee was less than $7,000.”

35.
Please revise to further clarify the company’s competitive position. For example, please provide approximate market share and sales figures, to the extent known. Also, please revise to address your “lower cost-products and higher margins” as referenced on page two.

The Company notes the Staff’s comment and advises that the Company’s market share was approximately 3% in Shandong Province in 2007 and sold 43,000,000 day-old broilers for the year 2007.

The Company respectfully advises the Staff that changes have been made on page 38 of Amendment No. 1:-

“The Day-Old Broiler Industry in China; Competition

The market for day-old broilers in China is highly fragmented. Shandong Province has the highest number of day-old broilers in China. Our market share was approximately 3% in the Shandong Province in 2007 and we sold 43,000,000 day-old broilers for the year 2007.”

36.	In your table of Breeder Suppliers, please identify what each supplier provides the company (i.e. feed, medicines, vaccines, etc.)

The Company notes the Staff’s comment and advises that the suppliers provide the Company with:-

Suppliers	Suppliers of

Dong Jiangbo	Soybean
Shandong Yisheng Poultry Co., Ltd.	Chicken breeders
Wen Lihua	Corn
Xin Yubin	Eggs
Mao Shenlin	Eggs
Jiangsu Aibayijia Co., Ltd.	Chicken breeders
Tang Xinmin	Corn
Yu Huazhi	Corn
Xu Zhentang	Soybean
Ma Suping	Soybean

The Company respectfully advises the Staff that changes have been made on page 39 of Amendment No. 1.:-

		2007
Suppliers	Suppliers of	Amount	% of
		($ ,000)	Total Revenue
Dong Jiangbo	Soybean	775.02	5.54%
Shandong Yisheng Poultry Co., Ltd.	Chicken breeders	668.16	4.84%
Wen Lihua	Corn	554.75	4.02%
Xin Yubin	Eggs	491.15	3.56%
Mao Shenlin	Eggs	463.42	3.36%
Jiangsu Aibayijia Co., Ltd.	Chicken breeders	385.35	2.79%
Tang Xinmin	Corn	382.91	2.77%
Yu Huazhi	Corn	328.91	2.38%
Xu Zhentang	Soybean	269.17	1.95%
Ma Suping	Soybean	267.50	1.94%
Total			33.15%

37.	Please provide more detail regarding the significance of the Inovoject system by Embex, Inc.

The Company notes the Staff’s comment and advises that the Inovoject system by Embex, Inc. would enhance the quality of the day-old broilers and increase their viability. The system can also improve disease resistance and bird health at the time when they are placed on the breeder farm. The Company conducted a test internally and estimated that the survival rate would be 1-2 % lower without using the Inovoject system.

The Company respectfully advises the Staff that changes have been made on page 40 of Amendment No. 1:-

“We consider the health of our flocks to be our primary concern, and as such, we undertake vaccination programs for our birds. Every breeder is vaccinated with at least ten types of vaccine, including those against avian flu. Our birds are raised in enclosed buildings, not in the open where they would be more prone to exposure to potential disease carriers. Our breeder farms are also distributed among various locations at least five kilometers from each other so as to minimize the risks of co-infection. None of our birds has been infected with the H5N1 virus, and no cases of H5N1 have been found in Shandong Province, where our farms are located. We are also one of the few companies in China to immunize our embryos using the Inovoject® system provided by Embrex, Inc. The Inovoject® system would enhance the quality of the day-old broilers and increase their viability. The system can also improve disease resistance and bird health at the time when they are placed on the breeder farm. We conducted a test internally and estimated that the survival rate would be 1-2 % lower without using the Inovoject system....”

38.
Noting the importance your disclosures place on maintaining existing sales relationships with your customers, enhance your disclosures to describe why most of your day-old broilers are sold through third-party distributors. Clarify if the customers listed in the chart at the bottom of page 33 represent any third-party distributors. Describe the compensation arrangement in place with your third-party distributors. Indicate if product pricing is maintained by PRC Yuhe at all times, or subject to incremental adjustments by distributors.

The Company notes the Staff’s comment and advises that the customers listed in the chart at the bottom of page 41 are the Company’s major end users and do not represent any third party distributors.

The Company further clarifies that its customers included third party distributors and end users such as integrated chicken companies, broiler raising companies and individual broiler raisers. Approximately eighty-five percent of the Company’s total sales are made through third party distributors and fifty percent of the Company’s sales were to its top five third party distributors and forty-five percent of the Company’s sales volume were to its distributors with five to ten years of relationship. The Company’s reference to “customers” included both third party distributors and end users. However, under the section “Customers and Distribution” in the Form S-1, the Company’s reference to “customers” included the Company’s end users only as the Company is constantly considering increasing and funding its sales network into new geographic areas to expand its sales to end users.

If any third party distributor resells the Company's products, such distributor will make profits from the re-sale as well as be entitled to a year end bonus paid by us at the rate of RMB 0.05-0.1 per day-old broiler. The Company sets the price to its third party distributors and end users according to the market price based on supply and demand and the competitiveness of the market. The Company sets the price according to its own policies and is not subject to any distributors’ control.

The Company respectfully advises the Staff that changes have been made on pages 40 and 41 of Amendment No. 1:-

“Customers and Distribution

Through PRC Yuhe, our customers are principally comprised of distributors and end users such as integrated chicken companies, broiler raising companies and individual broiler raisers. Approximately eighty-five percent of our total sales are made through third party distributors and fifty percent of our sales are to five largest distributors. Forty-five percent of our sales volume is to distributors with five to ten years of relationship with us.

Our reference to “customers” includes both distributors and end users. However, under the section “Customers and Distribution” in this prospectus, our reference to “customers” includes our end users only as we are constantly considering increasing and funding our sales network into new geographic areas in an effort to expand our sales to end users.

If any distributor resells our products, such distributor will make profits from the resale as well as be entitled to a year end bonus paid by us at the rate of RMB 0.05-0.1 per day-old broiler. We set the price to third party distributors and end users according to the market price based on supply and demand and the competitiveness of the market. We set the price according to our own policies and are not subject to any distributors’ control.”

39.	Please clarify any company plans to expand into new geographic areas, as briefly mentioned on page 33, including the company’s plans to fund any such expansion.

The Company notes the Staff’s comment and advises that the Company is constantly considering increasing and funding its sales network into new geographic areas. The cost of increasing the Company’s sales network is relatively low as it involves recruiting sales representatives only. However, there is no definite plan yet.

The Company respectfully advises that changes have been made on page 41 of Amendment No. 1:-

“We are constantly considering increasing and funding our sales network into new geographic areas. The cost of increasing our sales network is relatively low as it involves recruiting sales representatives only. However, we do not have any definite plan yet.”

40.
We note the statement on page 39 that executives “are under employment contracts,” which have terms of between five and 10 years. Please revise to disclose the material terms of each contract with a named executive officer. Please file the agreements with your next amendment.

The Company notes the Staff's comment and advises that the executive officers, director and key employees as of June 30, 2008 have the following initial term of employment in their respective employment contracts:-

Executive Officers	Initial term
Gao Zhengtao	3 years
Han Chengxiang	10 years
Hu Gang	3 years

Key Employees	Initial term

Tan Yi	5 years
Ding Wengui	5 years
Jiang Yingjun	8 years
Wang Jianbo	10 years
Gao Aiping	10 years
Chiao Beijing	8 years

The Company advises the Staff that changes have been made on pages 48 and 49 of Amendment No. 1:-

“Employment contracts and change of control arrangements

All executive officers and key employees of PRC Yuhe and Taihong are under employment contracts. None of the executive officers or key employees has a change-of-control related arrangement with us. These contracts typically have period of validity of between three to ten years and one-month notice period for early termination. The executive officers and key employees as of June 30, 2008 have the following initial term of employment in their respective employment contracts:-

Executive Officers	Initial term
Gao Zhengtao	3 years
Han Chengxiang	10 years
Hu Gang	3 years

Key Employees	Initial term

Tan Yi	5 years
Ding Wengui	5 years
Jiang Yingjun	8 years
Chiao Beijing	8 years
Wang Jianbo	10 years
Gao Aiping	10 years

Copies of these employment contracts have also been filed with the Registration Statement of which this prospectus is a part.”

41.	Please clarify whether the “Yu He” brand is a consumer brand. Also, please briefly discuss the protections afforded registered trademarks under Chinese law.

The Company notes the Staff’s comment and advises that the Company owns two registered trademarks in the People's Republic of China, Registration. Nos. 3850408 and 1382088. The Company does not consider “Yu He” to be a consumer brand although this brand is recognized by end users who raise broilers for sale.

The Company respectfully advises the Staff that changes have been made on page 42 of Amendment No. 1.

“PRC Yuhe is the registered owner of two PRC trademarks consisting of the stylized Chinese characters “Yu He” and accompanying logo in live agricultural products. The registration period is ten years and the expiry dates for the two trademarks are October 27, 2015 and April 6, 2010, respectively. In the PRC, trademark registrations can be indefinitely renewed for ten-year periods. As the registrant of these two trademarks, PRC Yuhe has the exclusive legal right to use each trademark within the PRC on the goods for which it is registered. PRC Yuhe has the right to prevent others from using a confusingly similar mark on any good which is similar to any of those for which these two trademarks are registered. Through a license agreement with PRC Yuhe, Taihong has the license to use the same trademarks. PRC Yuhe and Taihong have no other patents, trademarks, other licenses, franchises, concessions or royalty agreements.”

42.
In the risk factors section, the company indicates that it may be subject to increased environmental regulation. Please revise to address the government’s increased environmental regulation activities to the extent they materially affect the company.

The Company notes the Staff’s comment and advises that the PRC Government encourages a stringent policy on enforcement and compliance relating to environmental protection although it has not conducted environmental regulation activities at the moment. For instance, the Company is allowed to use coal heaters at its breeder farm. However, this may be prohibited in the future. Regarding the treatment of sewage at breeder farms, there is no law regulating this issue at the moment. However, this may change in the future as well.

The Company respectfully advises the Staff that changes have been made on page 12 of Amendment No. 1.

“Our operations are subject to various laws and regulations, including those governing wastewater discharges and the use, storage, treatment and disposal of hazardous materials. The applicable requirements under these laws are subject to amendment, to the imposition of new or additional requirements and to changing interpretations by governmental agencies or courts. The PRC Government encourages a stringent policy on enforcement and compliance relating to environmental protection although it has no environmental regulation activities at the moment. For instance, we are allowed to use coal heaters at its breeder farm. However, this may be prohibited in the future. Regarding the treatment of sewage at breeder farms, there is no law regulating this issue at the moment. However, this may change in the future as well. Furthermore, business operations currently conducted by us or previously conducted by others at real property owned or operated by us, business operations of others at real property formerly owned or operated by us and the disposal of waste at third party sites expose us to the risk of claims under environmental, health and safety laws and regulations. We could incur material costs or liabilities in connection with claims related to any of the foregoing.”

43.	Please clarify whether the company owns the buildings and plants that are located on the land used for operations.

The Company notes the Staff’s comment and advises that, except for its breeder farms, PRC Yuhe owns buildings/fixtures and land use right of all the lands used for its operations. Taihong leases all the land and buildings used for its operations from PRC Yuhe.

PRC Yuhe has obtained from relevant governmental authorities the Land Use Right Certificates of these three parcels of land. PRC Yuhe has also obtained Building Ownership Certificates for all the buildings and fixtures erected on those aforementioned three parcels of land.

PRC Yuhe does not directly own land or land use rights for its ten breeder farms, but leases approximately 590,000 square meters of land to house these farms. PRC Yuhe has built on the leased land various buildings to house its breeder. These buildings are considered to be temporary structures.

Because PRC Yuhe does not own these lands, it did not apply for and was not granted with the Land Use Right Certificate and Building Ownership Certificate for the breeder farm lands it leased and the buildings it has erected on the leased land. However, PRC Yuhe has the right to use the breeder farm lands for terms as specified in the Lease Agreement, which typically last about twenty to forty years. We believe these long-term lease agreements in respect of the breeder farms provide us with a stable and predictable use rights to the breeder farm lands. During the term of relevant Lease Agreement, all the buildings and fixtures erected by PRC Yuhe on the leased breeder farm lands are protected by PRC law and PRC Yuhe can freely dispose of them.”

The Company respectfully advises the Staff that changes have been made on page 43 of Amendment No. 1:-

“Facilities

Except its breeder farms, PRC Yuhe owns buildings/fixtures and land use rights of all the lands used for its operations. Taihong leases all the land and buildings used for its operations from PRC Yuhe.

PRC Yuhe owns the land use rights to three parcels of land in Weifang, Shandong Province, totaling approximately 77,970 square meters. PRC Yuhe has obtained from relevant governmental authorities the Land Use Right Certificates of these three parcels of land. PRC Yuhe has also obtained Building Ownership Certificates for all the buildings and fixtures erected on those aforementioned three parcels of land. The first parcel comprises 25,040 square meters and is the location of two hatcheries operated PRC Yuhe. The second parcel of property comprises 31,450 square meters and is the location of our corporate headquarters and living quarters for our staff. The third parcel comprises 21,470 square meters which, together with all the buildings erected on it, has been leased to Taihong for its operation of the feed mill. The exclusive rights to use each of the three parcels of land are valid for a period of 50 years and will expire in 2052 and 2053.

PRC Yuhe does not directly own land or land use rights for its ten breeder farms, but leases approximately 590,000 square meters of land to house these farms. PRC Yuhe has built on the leased land various buildings to house its breeder. These buildings are considered to be temporary structures.

Because PRC Yuhe does not own these lands, it did not apply for and was not granted with the Land Use Right Certificate and Building Ownership Certificate for the breeder farm lands it leased and the buildings it has erected on the leased land. However, PRC Yuhe has the right to use the breeder farm lands for terms as specified in the Lease Agreement, which typically last about twenty to forty years. We believe these long-term lease agreements in respect of the breeder farms provide us with a stable and predictable use rights to the breeder farm lands. During the term of relevant Lease Agreement, all the buildings and fixtures erected by PRC Yuhe on the leased breeder farm lands are protected by PRC law and PRC Yuhe can freely dispose of them.”

44.
With a view to disclosure, please advise whether other large agricultural factory entities in China typically are insured, particularly the company’s competitors. Tell us if the company has been subject to any large losses that would have been covered by any such insurance, please disclose accordingly.

The Company notes the Staff’s comment and respectfully advises that both PRC Yuhe and Taihong are not covered by any insurance. At the moment, it is the Company’s understanding that other large agricultural factory entities in China in the same industry are not covered by insurance. The Company would like to insure both the day-old broilers and parent breeders which are its main assets, however, such insurance policies are not available in China.

The Company respectfully advises the Staff that changes have been made on page 43 of Amendment No. 1:-

“As of June 30, 2008, both PRC Yuhe and Taihong are not covered by any insurance. It is our understanding that other large agricultural factory entities in China in the same industry are not covered by insurance as well. We would like to insure both the day-old broilers and parent breeders, which are our main assets, however, such insurance polices are not available in China.”

Management, page 36

45.	Mr. Gao’s management biography fails to include his role with the Yuhe Group. Please revise accordingly.

Mr. Gao Zhentao is the shareholder, legal representative and executive director of the Yuhe Group and is holding 80% of Yuhe Group’s shares.

The Company respectfully advises the Staff that changes have been made on page 44 of Amendment No. 1:-

“Gao Zhentao Mr. Gao has been our Chief Executive Officer and Chairman of our Board of Directors since March 12, 2008. Prior to joining us, Mr. Gao served as the Chief Executive Officer and Chairman of the Board of Directors of PRC Yuhe from 1996 to 2008. He was one of the co-founders of PRC Yuhe and Taihong. Mr. Gao is a member of the Agricultural Work Committee of the Weifang City People’s Congress and a member of the Standing Committee of the Hanting District People’s Congress. Mr. Gao has also served as the vice-chairman of the Shandong Province Farming Association since 2006, and as vice-chairman of the Poultry Subcommittee of the National Farming Association of China since 2007. Mr. Gao is the shareholder, legal representative and executive director of the Yuhe Group and holds 80% of Yuhe Group’s shares.”

46.	Please indicate whether the officers of the company are employed full-time or are pursuing other ventures.

The Company notes the Staff’s comment and advises that the officers of the Company are employed full time, unless expressly disclosed.

The Company respectfully advises the Staff that changes have been made on page 44 of Amendment No. 1:-

“Executive Officers, Director and Key Employees

The following table sets forth information about our executive officers, directors and key employees as of June 30, 2008. Unless expressly disclosed, all officers above are employed full time by us.”

Executive Compensation, page 38

47.	Please provide the base salary amount for 2008 for all named executive officers and key employees.

The Company notes the Staff’s comment and advises that the base salary amount for 2008 for all named executive officers and key employees are as follows:-

Name and Principal Position	Base Salary for 2008

Gao Zhentao (Chief Executive Officer)	$171,428

Han Chengxiang (Chief Production Officer)	$17,142

Hu Gang (Chief Financial Officer)	$142,857

Jiang Yingjun (Former Chief Financial Officer and current Chief Accounting Officer)	$12,000

The Company respectfully advises the Staff that changes have been made on page 47 of Amendment No. 1:-

		Annual Compensation
Name and Principal Position	Year	Base Salary	Bonus	All Other Compensation	Total
Gao Zhentao (1)	2008	$171,428	0	0	$171,428
Chief Executive Officer	2007	0	0	0	0
	2006	0	0	0	0

Han Chengxiang	2008	17,142	0	0	17,142
Chief Production Officer	2007	4,616	0	0	4,616
	2006	2,308	0	0	2,308

Hu Gang Chief Financial Officer	2008	142,857	0	0	142,857

Jiang Yingjun	2008	12,000	0	0	12,000
Former Chief Financial Officer and current Chief Accounting Officer (2)	2007	2,311	0	0	2,311
	2006	2,400	0	0	2,400

Richard Crimmins (3)	2007	0	0	0	0
Former President, Chief Executive Officer, Chief Financial Officer, Chief Operating Officer and Secretary-Treasurer	2006	0	0	0	0

Pam Jowett (4)	2007	0	0	0	0
Former President	2006	0	0	0	0

48.	Please identify the “other companies in similar positions,” which appear to have been used as a benchmark for base salary.

 The Company notes the Staff’s comment and advises that it used Shandong Minhe Animal Husbandry Co., Ltd. as a benchmark for base salary. Shandong Minhe Animal Husbandry Co., Ltd. is located in Shandong Province and is one of the Company’s major competitors for sales of day-old broilers.

The Company respectfully advises the Staff that changes have been made on page 48 of Amendment No. 1:-

“....We used Shandong Minhe Animal Husbandry Co., Ltd. as a benchmark for base salary. Shandong Minhe Animal Husbandry Co., Ltd. is located in Shandong Province and is one of our major competitors for sales of day-old broilers.”

49.	Please disclose the specific targets for the company’s Discretionary Annual Bonus and a more detailed discussion of the discretionary factors used to award the bonus.

The Company notes the Staff's comment and advises that the specific after tax net income target for the Company is USD 9 million for the year 2008. Discretionary annual bonuses will be provided to the Company’s chief executive officer and other executives if the Company has exceeded the after tax net income target of USD 9 million, with an aggregate amount equivalent to 0.5-1.5% of any excess. When deciding the amount of bonus to be awarded to other employees, the Company will consider the survival rate, productivity and hatching rate of the broilers. Such factors will be determined from time to time by the Company's Compensation Committee.

The Company respectfully advises the Staff that changes have been made on page 48 of Amendment No. 1:-

“Discretionary Annual Bonus. Our board of directors has the authority to award discretionary annual bonuses to our executive officers, including our chief executive officer. Bonuses awarded were intended to compensate officers for achieving financial and operational goals, such as the business targets noted above, and for achieving individual annual performance objectives. These objectives vary depending on the individual, but relate generally to strategic factors such as the financial performance, results of operations, per share performance of our common stock and the level of responsibility of each individual’s position.

Our specific after tax net income target is $9 million for the year 2008. Discretionary annual bonuses will be provided to our Chief Executive Officer and other executives if we exceed the after tax net income target of $9 million, with an aggregate amount equivalent to 0.5%-1.5% of any excess. When deciding the amount of bonus to be awarded to other employees, we will consider the survival rate, productivity and hatching rate of the broilers. Such factors will be determined from time to time by our Compensation Committee.

In 2007 and 2008 these objectives specifically include the individual’s contribution to the process of going public and revenue growth. The actual amount of discretionary bonus granted is determined following a review of each executive’s individual performance and contribution to our strategic goals conducted within three months following the end of the applicable fiscal year.

Our Compensation Committee as established pursuant to our charter is responsible for the administration of all salary, bonus and incentive compensation plans for our officers and key employees.”

50.
Please clarify how the decision will be made in determining Mr. Gao’s incentive-based compensation following the annual review as discuss on page 39. In particular, will these decisions be made solely by Mr. Gao or future members of the board, independent members or otherwise?

Also, please clarify what factors the decision maker(s) will consider in making these decisions.

The Company notes the Staff's comment and has amended the Registration Statement to clarify that Mr. Gao's incentive based compensation will be determined from time to time by the Company's Compensation Committee. The Compensation Committee will also determine the discretionary annual bonus to be paid to Mr. Gao if the Company exceeds the after tax net income target of USD$9 million, with an amount equivalent to 1% of any excess.

The Company respectfully advises the Staff that changes have been made on page 45 of Amendment No. 1.

“Board Composition and Committees

Our board of directors currently consists of five members: Gao Zhentao, Han Chengxiang, Peter Li, Liu Yaojun and Greg Huett.

Our board of directors has appointed a compensation committee on June 13, 2008. Our compensation committee comprises three members and is responsible for the administration of all salary, bonus and incentive compensation plans for our officers and key employees. The compensation committee will also determine the discretionary annual bonus to be paid to Mr. Gao if we exceed the after tax net income target of $9 million, with an amount equivalent to 1% of any excess. The factors that the compensation committee will consider in determining Mr. Gao’s bonus will be revenue increase as well as the survival rate, productivity and hatching rate of the broilers. The members of our compensation committee are Liu Yaojun, Peter Li and Greg Huett.”

Related Party Transactions, page 40

51.
It appears Mr. Gao is affiliated with many different Chinese agricultural companies, some of which have entered into related party transactions with the company. With a view to disclosure, advise us of his affiliations with the company competitors, suppliers, customers, distributors, and similar companies.

The Company notes the Staff’s comment and advises that Mr. Gao is shareholder, legal representative and executive director of the Yuhe Group, holding 80% of its shares. Mr. Gao does not have any affiliation or relationship with any of the Company’s competitors, suppliers, customers, distributors and similar companies.

The Company respectfully advises the Staff that changes have been made on page 50 of Amendment No. 1.

“Mr. Gao is shareholder, legal representative and executive director of the Yuhe Group, holding 80% of its shares. Mr. Gao does not have any affiliation or relationship with any of our competitors, suppliers, customers, distributors and similar companies”.

52.	Please revise to address all related person arrangements, including the $1.50 million advances to related parties referenced on page 22, or advise.

The Company notes the Staff’s comments and advises that changes have been made to address all related parties arrangements.

The Company respectfully advises that amendments have been made on page 50 of Amendment No. 1:-
“	Related Party	Terms	March 31, 2008	December 31, 2007	December 31, 2006
Loans to Former Owners of PRC Yuhe

	Mr. Gao Zhentao, Director and former owner of PRC Yuhe	Unsecured, interest free loan, has no fixed repayment date. Balance was repaid on February 19, 2008.	$-	$74,125	$-

	Mr. Gao Zhenbo, Director of PRC Yuhe and former owner of Taihong	Unsecured, interest free loan, has no fixed repayment date. Balance was repaid on February 19, 2008.	$-	$76,176	$-

	Mr. Tan Yi, Director of PRC Yuhe	Unsecured, interest free loan, has no fixed repayment date. Balance was repaid on February 19, 2008.	$-	$78,092	$-

Loans from Companies in which Former Owner of PRC Yuhe Served as a Director

	Weifang Hexing Breeding Co., Ltd, a company in which Mr. Gao Zhentao served as a director	Unsecured, interest free loan, has no fixed repayment date. For working capital purposes. Balance was repaid on June 30, 2007.	$-	$-	$1,879,785

	Weifang Hexing Breeding Co., Ltd, a company in which Mr. Gao Zhentao served as a director	Unsecured, interest free loan, has no fixed repayment date. For working capital purposes. Balance was repaid on June 30, 2007.	$-	$-	$687,954

Loan from Bright Stand International Limited

	Bright Stand International Limited, a company in which Mr. Gao Zhentao served as a director	Unsecured, interest free loan, has no fixed repayment date. The Balance was eliminated upon consolidation between Yuhe International and Bright Stand as a result of the reverse merger.		$1,000,000

Loans to Companies in which Former Owner of PRC Yuhe Served as a Director

	Hexing Green Agriculture Co., Ltd, a company in which Mr. Gao Zhentao served as a director	Unsecured, interest free loan, has no fixed repayment date. For working capital purposes.	$73,942	$70,990	$66,419

	Shandong Yuhe Food Co., Ltd., a company in which Mr. Gao Zhentao served as a director	Unsecured, interest free loan, has no fixed repayment date. For working capital purposes.	$4,205,261	$5,617,363	$4,015,833

	Shandong Yuhe New Agriculture Academy of Sciences, a company in which Mr. Gao Zhentao served as a direcotr	Unsecured, interest free loan, has no fixed repayment date. For working capital purposes.	$50,395	$48,384	$45,268

	Weifang Hexing Breeding Co., Ltd., a company in which Mr. Gao Zhentao served as a director	Unsecured, interest free loan, has no fixed repayment date. For working capital purposes. The balance was repaid by March 31, 2008.	$-	$53,723	$-

	Weifang Jiaweike Food Co., Ltd., a company in which Mr. Gao Zhentao served as a director	Unsecured, interest free loan, has no fixed repayment date. For working capital purposes.	$25	$26	$-

Loan to Shareholder of Yuhe International

	Mr. Yamamoto, a shareholder of Yuhe International	Unsecured, interest free loan, has no fixed repayment date.	$15,000	$-	$-

Providing Guarantees on Behalf of A Former Owner of PRC Yuhe provided a guarantee in favor of Shandong Yuhe Food Group Co., Ltd., a former owner of PRC Yuhe, in the amount of $2,128,399. The guarantee expired in January 2008.”

53.	Please revise the first and third paragraphs on page 41 to explain the basis on which the entities and individuals are related persons.

The Company notes the Staff’s comment and advises that the Halter Financial transaction was described under related party transactions due to the special dividend payment to former officers and other former major shareholders and Roth Capital may have been disclosed as a promoter under S-K 404(c).

The Company respectfully advises the Staff that changes have been made on page 51 of Amendment No. 1:-

“The Halter Financial transaction was described under related party transactions due to the special dividend payment to former officers and other former major shareholders”

“....The above may have been disclosed as a promoter under S-K 404(c).”

Selling Stockholders, page 43

54.	Please clarify if any of the selling shareholders are registered broker-dealers or an affiliate of a broker-dealer.

The Company notes the Staff’s comment and respectfully advises that changes have been made on page 53 of Amendment No. 1.

“Individuals who own the outstanding limited partnership interests of Halter Financial Investments, L.P., collectively own all outstanding shares of WLT Brothers Holdings, Inc., the parent company of WLT Brothers Capital, Inc., a registered broker dealer. Each shareholder of WLT Brothers Holdings, Inc. has signed an affidavit of non-involvement and is otherwise not involved in the management or operations of WLT Brothers Capital, Inc.”

55.	Please identify the natural persons who exercise sole or shared voting and dispositive power over the shares attributed to Black River and Ardsley.

The Company notes the Staff’s comment and advises that in relation to Black River Small Capitalization Fund Ltd, the natural persons who exercise sole or shared voting and dispositive power over the shares are Richard Gammill and Rosamond Borer for Black River Commodity Select Fund Ltd, while the natural person who exercises sole or shared voting and dispositive power over the shares attributed to Ardsley is Phil Hempleman.

The Company respectfully advises the Staff that changes have been made on pages 55 and 56 of Amendment No. 1:-

“Note (20) Address is 12700 Whitewater Drive, Minnetonka, MN 55343-9438. Pursuant to an investment advisory agreement, Black River Asset Management LLC has investment and voting power with respect to the securities held by the Black River Commodity Select Fund Ltd. Rosamond Borer has dispositive and voting power over the shares and may be deemed to be the beneficial owner of the shares of common stock beneficially owned by Black River Commodity Select Fund Ltd. Ms. Borer disclaims beneficial ownership of the shares except to the extent of her direct or indirect pecuniary interest.

Note (21)Address is 12700 Whitewater Drive, Minnetonka, MN 55343-9438. Pursuant to an investment advisory agreement, Black River Asset Management LLC has investment and voting power with respect to the securities held by the Black River Small Capitalization Fund Ltd. Richard Gammill has dispositive and voting power over the shares and may be deemed to be the beneficial owner of the shares of common stock beneficially owned by Black River Small Capitalization Fund Ltd. Mr. Gammill disclaims beneficial ownership of the shares except to the extent of his direct or indirect pecuniary interest.

Note (32) Address is 262 Harbor Drive, 4th Floor, Stamford, CT 06902. Ardsley Advisory Partners has investment and voting power with respect to the shares held by Ardsley Partners Fund II, L.P. Phil Hempleman has dispositive and voting power over the shares and may be deemed to be the beneficial owner of the shares of common stock beneficially owned by Ardsley Partners Fund II, LP. Mr. Hempleman disclaims beneficial ownership of the shares except to the extent of his direct or indirect pecuniary interest.

Note (33) Address is 262 Harbor Drive, 4th Floor, Stamford CT 06902. Ardsley Advisory Partners has investment and voting power with respect to the shares held by Marion Lynton. Phil Hempleman has dispositive and voting power over the shares and may be deemed to be beneficial owner of the shares of common stock beneficially owned by Marion Lynton. Mr. Hempleman disclaims beneficial ownership of the shares to the extent of his direct or indirect pecuniary interest.

Note (34) Address is 262 Harbor Drive, 4th Floor, Stamford, CT 06902. Ardsley Advisory Partners has investment and voting power with respect to the shares held by Ardsley Offshore Fund, Ltd. Phil Hempleman has dispositive and voting power over the shares and may be deemed to be the beneficial owner of the shares of common stock beneficially owned by Ardsley Offshore Fund, LP. Mr. Hempleman disclaims beneficial ownership of the shares except to the extent of his direct or indirect pecuniary interest.

Note (35) Address is 262 Harbor Drive, 4th Floor, Stamford, CT 06902. Ardsley Advisory Partners has investment and voting power with respect to the shares held by Ardsley Partners Institutional Fund, L.P. Phil Hempleman has dispositive and voting power over the shares and may be deemed to be the beneficial owner of the shares of common stock beneficially owned by Ardsley Partners Institutional Fund LP. Mr. Hempleman disclaims beneficial ownership of the shares except to the extent of his direct or indirect pecuniary interest.”

Experts, page 52

56.
You cite that the consolidated financial statements of Weifang Yuhe and Weifang Taihong Feed Co. Ltd (“Taihong”) are included in the prospectus. However, it appears that the prospectus does not include the financial statements of Taihong, but does include the financial statements of Bright Stand International Ltd. (“Bright Stand”). Please revise to describe the companies whose financial statements are included in your prospectus.

The Company notes the Staff’s comments and resepctfully advises that amendments have been made on page 62 of Amendment No. 1.:-

“The consolidated financial statements of Weifang Yuhe Poultry Co., Ltd. as of December 31, 2006 and December 31, 2007, and for each of the two years in the period ended December 31, 2007 and the balance sheet of Bright Stand International Limited as of December 31, 2007 and the related statements of operations, changes in stockholders’ equity and cash flows for the period from August 3, 2007 to December 31, 2007 have been included in this prospectus in reliance upon the reports of Child, Van Wagoner & Bradshaw, PLLC, and upon the authority of said firm as experts in accounting and auditing.”

Weifang Yuhe Poultry Co., Ltd. Consolidated Financial Statements, page F-l

Notes to Consolidated Financial Statements

57.
Please revise your notes to the consolidated financial statements to include the required disclosures regarding your operating lease commitments, described at page 23 as a material contractual obligation. See paragraph 16 of SFAS 13.

The Company notes the Staff’s comment and has respectfully revised the notes to the consolidated financial statements to include in note 19 the required disclosures regarding operating lease commitments.

Note 2. Summary of Significant Accounting Policies, page F-9

(i) Trade receivables. page F-11

58.
Given your net accounts receivable balance for both balance sheet dates, please revise your disclosures to indicate if the majority of your sales are paid for in cash at the time of delivery. In addition, since your accounts receivable balances are negligible, explain to us why you have recorded allowances for bad debt, as shown as an adjustment to reconcile net income to net cash provided by operating activities on page F-7.

The Company notes the Staff’s comment and advises that its customers usually remit payments to the Company’s bank before the date of delivery. There is only about 20-30% of sales paid by cash on the date of delivery. As it is a common industry practice in the PRC that customers pay in advance before delivery of products, substantially all the Company’s customers are required to pay in advance before delivery of products. As a result, the Company maintains a low level of accounts receivable. The Company has revised the footnote disclosures to indicate that majority of the sales are paid for in cash at the time of delivery.

The allowances for bad debt shown on the statement of cash flows relate to other receivables, not accounts receivable. The Company has revised the caption on the cash flow statement to reflect that the allowances for bad debt relate to other receivables.

(k) Revenue recognition, page F-11

59.
We note your disclosure within the risk factors at page 8 indicating that 85% of your products are sold through third party distributors. Please revise your disclosures regarding revenue recognition at Note 2 and within your Critical Accounting Policies at page 24 to describe whether sales are recorded upon product receipt by your third party distributors. Clarify if these third party distributors serve as your customers. If your third-party distributors are not your end customers, disclose the manner in which you are assured that product delivery has occurred and the price is fixed or determinable pursuant to SAB Topic 13:A.1.

The Company notes the Staff’s comment and advises that it sells products to both distributors or directly, to broiler farms and integrated chicken companies and treats both as end users.

Pursuant to SAB Topic 13:A.1, revenue is realized or realizable and earned when the following criteria are met:

Persuasive evidence of an arrangement exists; delivery has occurred or services have been rendered; the price is fixed or determinable; and collectibility is reasonably assured. Invoices with quantity and price are prepared prior to delivery and sent to third party distributors and large producers subsequent to delivery; therefore, persuasive evidence of an arrangement with fixed price exists. Payment terms are stated on the invoice and are typically paid before delivery or at the time of delivery. The title and risk of loss are transferred to the third party distributors upon receipt of products by them and therefore the Company considers delivery has occurred when the products are delivered to the distributors. The Company has no control over the sales and sales price of the third party distributors to their customers and does not have obligation on any unsold products by its third party distributors. As such, revenue is realized and earned once the products are delivered to the distributors.

The Company has revised the disclosure regarding revenue recognition at Note 2 and Critical Accounting Policies.

Note 11. Loans Payable, page F-19

60.
Please expand your disclosures describing loans payable to explain why these loans are available at no cost to PRC Yuhe for working capital needs. Tell us how you considered paragraph 16 of APB 21 and SFAS 57.

The Company notes the Staff’s comment and advises that certain interest free loans are made available to PRC Yuhe by companies that PRC Yuhe knows. The loan agreements do not have stated interest and the loans are payable on demand with three months notice from the lenders. As of the date of this letter, the lenders have not demanded repayment. The Company believes paragraph 16 of APB 21 is not applicable to its loans payable because there are no fixed or determinable dates for repayment of these loans. In addition, the advances were made in cash with no unstated terms or conditions. Therefore, no amortization premium or discount exists.

The Company has considered guidance under SFAS 57 “Related Party Disclosures” and it believes it is not applicable to this situation.

These third party lenders are not related parties of the Company; they are not affiliates and are not under common ownership or management control. It is a common business practice in the PRC for companies or individuals to lend interest-free funds to each other at times of needs. The Company has however, expanded the footnote disclosure to state that these loans are interest-free and the terms of the loans in order to improve the disclosure of these transactions.

Note 18. Business and Geographical Segments, page F-23

61.
We note that you are engaged in the businesses of chick and feed production through two separate companies, Weifang Yuhe and Taihong, and that you do not report the two businesses as separate reportable segments as most of the feed products are used internally. We do not believe that the fact that you use the feed products of Taihong internally represents sufficient reason to aggregate the two operating segments. Please support for us the aggregation of the two operating segments using the guidance set forth in paragraphs 17-24 of SFAS 131. Otherwise, disclose the information for each of the two segments set forth in paragraph 26 to 31 of SFAS 131 to the extent applicable.

The Company notes the Staff’s comment and advises that it has revised the footnotes to disclose the information for the two operating segments.

Yuhe International, Inc. Unaudited Pro Forma Consolidated Financial Statements, page F-36

62.
We note that you present two sets of pro forma consolidated financial statements: one where the Yuhe International, Inc., financial statements are adjusted to reflect the share exchange agreement with Bright Stand as if it had occurred on January 1, 2006, and another where the Bright Stand financial statements are adjusted to reflect the acquisition of Weifang Yuhe as if the acquisition occurred on January 1, 2007. Please present only one set of pro forma financial statements for Yuhe International, Inc. These pro forma financial statements should present the pro forma adjustments that give effect to the acquisition of Weifang Yuhe in a separate column from those adjustments that give effect to the share exchange with Bright Stand.

The Company notes the Staff’s comment and has revised the pro forma financial statements to give effect to the acquisition of PRC Yuhe in a separate column from those adjustments that give effect to the share exchange with Bright Stand.

63.
Please revise your pro forma consolidated financial statements to include footnote cross-references on the face of the financial statements that correspond to the respective notes to the unaudited pro forma consolidated financial statements that explain the pro forma adjustment.

The Company notes the Staff’s comment and has revised the pro forma financial statements to include footnote cross-references on the face of the financial statements that correspond to the respective notes to the unaudited pro forma consolidated financial statements that explain the proforma adjustments.

Basis of Presentation, page F-37

64.
We note that your pro forma consolidated financial statements give effect to the transactions contemplated by the share exchange agreement as if they had occurred on January 1, 2006. Please expand your disclosure to describe in greater detail the transactions set forth in the share exchange agreement. Refer to Rule 11-02(b)(1) of regulation S-X for additional guidance. In addition, the pro forma income statement should assume the transaction occurred at the beginning of the fiscal year presented. As such, revise to give effect to the transactions as if they had occurred on January 1, 2007.

The Company notes the Staff’s comment and advises that it has changed January 1, 2006, a typo, to January 1, 2007. It has expanded the disclosure to provide greater detail of the transactions set forth in the share exchange agreements.

65.
Please present pro forma adjustments on a gross basis on the face of the pro forma financial statements. As an alternative, you may present the components of the pro forma adjustments in a sufficiently detailed manner in the notes to the pro forma financial statements.

The Company notes the Staff’s comment and advised that it has disclosed the pro forma adjustments on a gross basis together with the detailed information to the pro-forma adjustments on the face of the pro forma financial statements.

Form 10-Q for Fiscal Quarter Ended March 31, 2008

66.
We note that Bright Stand has no substantive operations prior to the acquisition of Weifang Yuhe and Taihong, and accordingly, it appears that Weifang Yuhe should be considered the predecessor of Bright Stand. As a result, the consolidated financial statements of Weifang Yuhe, including those for the interim period through the date of the consummation of the merger, are required to be included in the combined company’s Exchange Act reports, until such time as the post-merger financial statements include the results of operations for Weifang Yuhe for all periods presented. Similarly, your Form S-1 should include the consolidated financial statements for Weifang Yuhe for the stub period from January 1, 2008, to the date of acquisition of January 31, 2008.

The Company notes the Staff’s comment and advises that it has added the one month financial statements to Amendment No. 1 and Amendment No. 1 to the Form 10-Q for Fiscal Quarter Ended March 31, 2008.

Condensed Consolidated Statements of Changes in Stockholders’ Equity, page F-4

67.
We note that you increased the shares of common stock outstanding and equity to reflect the recapitalization. In a reverse merger recapitalization, the amounts reflected in the historical stockholders’ equity of the operating company for periods prior to the merger should be retroactively restated to give effect to the merger exchange ratio. The recapitalization is treated for accounting purposes as the issuance of stock by the operating company to acquire the net monetary assets of the public shell. Therefore, please reflect the recapitalization retroactively in your financial statements.

The Company notes the Staff’s comment and advises that it has reflected the recapitalization retroactively in the Condensed Consolidated Statements of Changes in Stockholders’ Equity.

The Company respectfully advises the Staff that changes have been made on pages F-28 to show details of the movement from the incorporation of Bright Stand to March 31, 2008.:-

	Common stock							Accumulated
	Shares outstanding	Amount	Additional paid-in capital	Stock Subscription receivable		Retained Earnings		other comprehensive income		Total Shareholders’ Equity

Issue of common stock on incorporation	8,626,318	$8,626	$2,041,474	$		$		$		$2,050,100
Net loss for the period							(2,212)			(2,212)

Balance at December 31, 2007	8,626,318	$8,626	$2,041,474	$			$(2,212)	$		$2,047,888
Additional capital contribution			12,149,750							12,149,750
Recapitalization	1,087,994	1,088	(2,082)							(994)
Share issued in private placement at $3.088 per post-split share	5,829,018	5,829	17,994,171							18,000,000
Cost of raising capital			(2,640,477)							(2,640,477)
Stock subscription receivable					(1,403,937)					(1,403,937)
Warrants issued in connection with private placement			2,398,975							2,398,975
Cost of issuance of warrants			(2,398,975)							(2,398,975)
Net income for the period							(272,481)			(272,481)
Foreign currency translation adjustment									417,921	417,921

Balance at March 31, 2008	15,543,330	$15,543	$29,542,836		$(1,403,937)		$(274,693)		$417,921	$28,297,670

68.
It appears that the increase to common shares outstanding of 5,829,018 should be in connection with the shares issued in private placement at $0.21 per share, not as a cost of raising capital. Please revise accordingly.

The Company notes the Staff’s comment and advises that the increase in common shares outstanding of 5,829,018 was in connection with the shares issued in the private placement. There was a typing error and the Company has revised the Condensed Consolidated Statements of Changes in Stockholders’ Equity accordingly.

Note 4. Acquisition of subsidiaries, page F-18

69.
It appears that the purchase price allocation shown on page F-18 is inconsistent with the pro forma financial statements in your Form S-1 that begin on page F-36. For instance, the pro forma financial statements indicate that goodwill of $1,200,739 was recorded upon the acquisition of Weifang Yuhe and Taihong on page F-43. However, it does not appear that you allocated any of the purchase price to goodwill based on your disclosure on page F-18. Please explain to us the differences between the pro forma financial statements and interim financial statements in the allocations of the purchase price of the acquisitions of Weifang Yuhe and Taihong and tell us the basis for any such differences.

The Company notes the Staff’s comments and has amended the pro forma financial statements.

For the interim financial statements, the Company prepared the purchase price allocation based on the net assets as of January 31, 2008, the date of completion of the acquisition.

But, when the Company prepared the pro forma financial statements for the year ended December 31, 2007, it was based on the net assets of September 30, 2007, which is incorrect and the Company has corrected the pro forma number to reflect the purchase price allocation that was recorded at the date of acquisition.

Note 7. Note receivables, net, page F-20

70.
Please revise your disclosures within this footnote to describe the terms of your note receivable arrangement with Weifang Shanhe Zhuzho Diecasting Material Co. Ltd, including the repayment provisions and the manner in which you have determined any related allowance. In addition, please expand your discussion and analysis in Item 2 to describe the business purpose for the interest-free loan, how you raised funds to provide the loan, and whether you intend to issue further loans in the future.

The Company notes the Staff’s comment and advises that the notes receivable from Weifang Shanhe Zhuzho Diecasting Material Co. Ltd is only a temporary arrangement to deal with the devaluation of the US dollars. The Company received the funds from the March 2008 private placement in US dollars and wanted to exchange US dollars into RMB as soon as possible to avoid a further devaluation of the US dollars. However, there is strict control over foreign exchange and the Chinese government only allowed the Company to exchange USD200,000 in each transaction and only two foreign exchange transactions per month. Therefore, the Company asked Weifang Shanhe Zhuzho Diecasting Material Co. Ltd, an import and export company which has the right to exchange foreign currency with no limit, to help in the exchange of US dollars. As of March 31, 2008, Weifang Shanhe Zhuzho Diecasting Material Co. Ltd has not yet repaid all the amounts to the Company; as such, the remaining amount is recorded under notes receivable as of March 31, 2008. As of June 30, 2008, Weifang Shanhe Zhuzho Diecasting Material Co. has repaid all amounts. The Company does not have any further intention to enter into this kind of arrangement in future.

Item II

Item 13. Other Expenses of Issuance and Distribution, page II-1

71.	Please complete Item 13 with your next amendment.

The Company notes the Staff's comment and has amended the Registration Statement to complete Item 13.

Item 15. Recent Sale of Unregistered Securities

72.	Please revise to indicate the facts relied upon to make the noted exemptions available.

The Company notes the Staff's comment and has amended the Registration Statement to clarify that there was no general solicitation and the transactions did not involve any public offering.

The Company respectfully advises the Staff that changes have been made on page II-2 of Amendment No. 1:-

“Item 15. Recent Sales of Unregistered Securities

Since January 1, 2005, Yuhe International, Inc. issued unregistered securities to a limited number of accredited investors as described below:

(1) On November 16, 2007, we issued 14,000,000 shares (equivalent to 951,996 post-split shares) of our Common Stock to Halter Financial Investments, L.P., an accredited investor, for aggregate proceeds of $425,000. The issuance and sales of these securities were deemed to be exempt from registration pursuant to Section 4(2) of the Securities Act.

(2) On March 12, 2008 in connection with transactions related to the acquisition of Bright Stand International Limited, we issued 126,857,134 shares (equivalent to 8,626,236 post-split shares) of our Common Stock to Kunio Yamamoto, an accredited investor. The issuance and sales of these securities were deemed to be exempt from registration pursuant to Section 4(2) of the Securities Act.

(3) On March 12, 2008 we issued 85,714,282 shares (equivalent to 5,829,018 post-split shares) of our Common Stock to twenty-five accredited investors for aggregate proceeds of approximately $18,000,000. The issuance and sales of these securities were deemed to be exempt from registration pursuant to Rule 506 under the Securities Act.

There were no underwritten offerings or general solicitations employed in connection with any of the transactions set forth above. The above sales did not involve any pubic offering.”

73.
For the transaction described under note (3) on page II-2, please clarify the “certain investors,” including the number of investors. Tell us if this registration statement covers the offer and sale of any shares held by any of the purchasers. Similarly revise the second paragraph on page 41.

The Company notes the Staff's comment and has amended the Registration Statement to clarify the identities of the 25 private placement investors.

The Company respectfully advises the Staff that changes have been made on pages 2, 34 and II-2 of Amendment No. 1.

Exhibits

74.	Please file material agreements with your next amendment. For example, we note the statement in the last paragraph on page 32 that one entity “historically accounted for all” your feed requirements.

The Company notes the Staff's comment and has filed the following material agreements as exhibits.

1. Labour Contracts
2. Summary of Loan Agreements
3. Feed Purchase Contract
4. Contract of Land and
5. Lease Agreement

We thank the Staff for its continued courtesies. If the Staff needs any additional information or has further questions, please do not hesitate to contact me (852) 2292-2222 or my colleague Greg Papciak (206) 389-6097.

Sincerely,

/s/ Simon Luk
Simon Luk

cc:	Yuhe International, Inc. Greg Papciak